Exhibit 2.1

EXECUTION VERSION

NUVO PHARMACEUTICALS INC.

as the Purchaser

and

ARALEZ PHARMACEUTICALS INC.

as the Vendor

and

ARALEZ PHARMACEUTICALS CANADA INC.

as the Corporation

SHARE PURCHASE AGREEMENT

September 18, 2018

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

Section 1.1	Defined Terms	2
Section 1.2	Gender and Number	16
Section 1.3	Headings, etc.	16
Section 1.4	Currency	16
Section 1.5	Certain Phrases, etc.	17
Section 1.6	Knowledge	17
Section 1.7	Accounting Terms	17
Section 1.8	Exhibits and Disclosure Letter	17
Section 1.9	References to Persons and Agreements	18
Section 1.10	Statutes	18
Section 1.11	Non-Business Days	18

ARTICLE 2
PURCHASED SHARES

Section 2.1	Purchased Shares	18

ARTICLE 3
PURCHASE PRICE

Section 3.1	Purchase Price	19
Section 3.2	Payment of the Purchase Price	19
Section 3.3	Delivery of Closing Date Statement and Dispute Resolution	19
Section 3.4	Purchase Price Adjustment	21

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE VENDOR AND THE CORPORATION

Section 4.1	Representations and Warranties of the Vendor and the Corporation	22

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Section 5.1	Representations and Warranties of the Purchaser	23

ARTICLE 6
COVENANTS OF THE PARTIES

Section 6.1	Conduct of Business Prior to Closing	23
Section 6.2	Actions to Satisfy Closing Conditions	25
Section 6.3	Request for Consents	25
Section 6.4	Pre-Closing Reorganization	26
Section 6.5	CCAA Proceedings	26
Section 6.6	Access to Information	26
Section 6.7	Notice of Certain Events	26
Section 6.8	Financial Statements	27

i

ii

ADDENDA

Exhibit “A” Representations and Warranties of the Vendor and the Corporation
Exhibit “B” Representations and Warranties of the Purchaser
Exhibit “C” Approval Order
Exhibit “D” Bidding Procedures Order
Exhibit “E”	Target Net Working Capital
Exhibit “F”	Aralez Canada CCAA Termination Order

iii

SHARE PURCHASE AGREEMENT

Share Purchase Agreement dated September 18, 2018 among Nuvo Pharmaceuticals Inc. (the “Purchaser”), Aralez Pharmaceuticals Inc. (the “Vendor”) and Aralez Pharmaceuticals Canada Inc. (the “Corporation”).

WHEREAS, the Corporation owns and operates the Purchased Business;

AND WHEREAS, the Vendor and the Corporation will file with the Ontario Superior Court of Justice (Commercial List) (the “CCAA Court”) an initial application for relief under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) (the proceedings commenced by such application, the “CCAA Proceedings”);

AND WHEREAS, the Purchaser wishes to acquire all of the issued and outstanding shares in the capital of the Corporation (the “Purchased Shares”) and the Vendor wishes to sell the Purchased Shares to the Purchaser;

AND WHEREAS, the Purchased Shares are assets of the Vendor which are to be sold and assumed pursuant to the Approval Order approving such sale pursuant to section 36 of the CCAA, free and clear of all Liens except Permitted Liens, all in the manner and subject to the terms and conditions set forth herein and in accordance with other applicable provisions of the CCAA;

AND WHEREAS, an Affiliate of the Purchaser, Nuvo Pharmaceuticals (Ireland) Limited (“Nuvo Ireland”), will enter into the U.S. Asset Purchase Agreement (as defined herein) simultaneously with the execution of this Agreement pursuant to which, among other things, Nuvo Ireland will agree to purchase certain assets of an Affiliate of the Vendor, Pozen Inc. (“Pozen”), and Pozen will agree to sell certain assets to Nuvo Ireland;

AND WHEREAS, in connection with the entry into this Agreement, the Purchaser shall use commercially reasonable efforts to cause, within five Business Days of the date hereof, an aggregate amount equal to $2,500,000 in cash to be deposited on its behalf as a “good faith deposit” (the “Deposit”) by wire transfer of immediately available funds to the Escrow Agent, to be held in escrow in accordance with the terms of the escrow agreement (the “Deposit Escrow Agreement”) entered into on the date hereof between and among the Purchaser, the Vendor and the Escrow Agent;

NOW, THEREFORE, in consideration of the foregoing, and the respective covenants, agreements, representations and warranties of the Parties contained herein and for other good and valuable consideration (the receipt and adequacy of which are acknowledged), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1                                   Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“Adjustment Amount” means an amount (which may be a positive or negative number or nil) equal to nil plus (a) the amount, if any, by which the Closing Net Working Capital is greater than the Estimated Net Working Capital, minus (b) the amount, if any, by which the Closing Net Working Capital is less than the Estimated Net Working Capital, minus (c) the amount, if any, by which Closing Indebtedness is greater than Estimated Closing Indebtedness, plus (d) the amount, if any, by which Closing Indebtedness is less than Estimated Closing Indebtedness, plus (e) the amount, if any, by which Closing Net Cash is greater than the Estimated Closing Net Cash, minus (f) the amount, if any, by which the Estimated Closing Net Cash is greater than the Closing Net Cash, minus, (g) the Sales Tax Claim Amount.  For greater certainty, any Sales Tax Claim Amount included in the Adjustment Amount must be actually paid by or on behalf of the Purchaser or the Corporation.

“Affiliate” when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person and a Person shall be deemed to be controlled by another Person if controlled in any manner whatsoever that results in control in fact by that other Person (or that other Person and any Person or Persons with whom that other Person is acting jointly or in concert), whether directly or indirectly.  For the purposes of this definition, “control”, when used with respect to any specified Person, means the power to direct the management and policies of that Person directly or indirectly, whether through ownership of securities, by trust, by contract or otherwise; and the term “controlled” has a corresponding meaning; provided that, in any event, any Person that owns directly, indirectly or beneficially 50% or more of the securities having voting power for the election of directors or other governing body of a corporation or 50% or more of the partnership interests or other ownership interests of any other Person will be deemed to control that Person.

“Agreement” means this share purchase agreement, including all schedules and exhibits hereto, and all instruments supplementing, amending, modifying, restating or otherwise confirming this agreement.

“Allergan Payables” means the royalties and trade accounts payable by the Corporation in respect of the period immediately prior to the Effective Time relating to Bezalip and Soriatane pursuant to the Exclusive Distribution Agreement between the Corporation and Allergan Inc. dated January 1, 2018 and including any amounts under the previous distribution agreement.

“Alternative Transaction” means the sale, transfer, other disposition, refinancing, restructuring or reorganization, directly or indirectly, including through an asset sale, share sale, merger, amalgamation, foreclosure or other transaction, including a plan of compromise and arrangement approved by the CCAA Court or a plan of arrangement or plan of reorganization approved by the CCAA Court or any other court of competent jurisdiction, or resulting from the Auction, of any material portion of the Assets, the Purchased Shares or the Purchased Business, in a single transaction or a series of transactions, with one or more Persons other than Purchaser.

“Ancillary Agreements” means all agreements, certificates and other instruments delivered, given or contemplated pursuant to this Agreement.

“Annual Financials” means the balance sheet and statement of income of Vendor for the fiscal year ending December 31, 2017 as set forth in Section 4.7 of the Disclosure Letter.

“Applicable Securities Laws” means, collectively, the applicable securities Laws of each of the provinces of Canada and the respective regulations and rules made under those securities Laws together with all applicable policy statements, instruments, notices, blanket orders and rulings of the Canadian Securities Administrators and the Securities Commissions.

“Approval Order” has the meaning set forth in Section 6.11(2).

“Aralez Canada CCAA Termination Order” has the meaning set forth in Section 6.11(2).

“Aralez License Agreement” has the meaning set forth in Section 6.21.

“Aralez Trademark” means the trademark with the application number 1759324 registered with the Canadian Intellectual Property Office.

“Assets” means all rights, property and assets, real and personal, tangible and intangible, of the Corporation of every nature and kind and wheresoever situate.

“Auction” means the auction contemplated to be run in the sales process.

“Authorization” means, with respect to any Person, any Order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person (including new drug applications, new drug submissions, investigational new drug applications, clinical trial applications, manufacturing approvals and authorizations, pricing and reimbursement approvals, labeling approvals, registration notifications or their foreign equivalent, including but not limited to Canadian notices of compliance, drug identification numbers, new drug submissions, abbreviated new drug submissions, supplemental new drug submissions, drug establishment license applications and licenses, medical device establishment, site license and investigational testing applications and resulting licenses).

“Back-Up Bidder” has the meaning set forth in Section 6.11(3).

“BAR Financial Statements” means the financial statement disclosure for a significant acquisition (as such term is defined in Part 8 of NI 51-102) required pursuant to Section

8.4 of NI 51-102, in accordance with written instructions (consistent with the requirements of Applicable Securities Laws) to be provided by the Purchaser or its counsel.

“Bidding Procedures Order” has the meaning set forth in Section 6.11(1).

“Books and Records” means all information in any form relating to the Corporation or the Purchased Business, including books of account, financial, accounting, sales and operations information and records, sales and purchase records, customer and supplier lists, lists of potential customers, referral sources, research and development reports and records, production reports and records, equipment logs, operating guides and manuals, business reports, plans and projections, marketing and advertising materials and all other documents, files, correspondence and other information (whether in written, printed, electronic or computer printout form, or stored on computer discs or other data and software storage and media devices and whether maintained by the Vendor, the Corporation or any third-party on behalf thereof).

“Business Authorizations” has the meaning specified in Section 4.17(2) of Exhibit “A”.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which chartered banks are closed for business in Toronto, Ontario or New York, New York.

“Canada FDA” means the Food and Drugs Act, R.S.C. 1985 c. F-27.

“CCAA” has the meaning set forth in the recitals.

“CCAA Court” has the meaning set forth in the recitals.

“CCAA Proceedings” has the meaning set forth in the recitals.

“Chapter 11 Cases” means the proceedings commenced by petition, following the execution and delivery of the U.S. Asset Purchase Agreement, by Pozen Inc. and certain of its Affiliates with the United States Bankruptcy Court for the Southern District of New York for relief under Chapter 11 of Title 11, §§ 101-1330 of the United States Code.

“Claims Process” has the meaning specified in Section 6.20.

“Closing” means the completion of the transaction of purchase and sale contemplated in this Agreement.

“Closing Date” means (a) the date that is sixteen (16) days following the day on which the last of the conditions of Closing set out in Article 7 (other than those conditions that by their nature can only be satisfied as of the Closing Date, but subject to the satisfaction of such conditions as of the Closing Date) has been satisfied or waived by the appropriate Party, or (b) such earlier or later date as the Parties may agree in writing provided that, for greater certainty, the Closing Date shall be the same as the date of the closing of the transactions contemplated by the U.S. Asset Purchase Agreement..

“Closing Date Statement” has the meaning set forth in Section 3.3(2).

“Closing Indebtedness” means the Corporation’s aggregate Indebtedness as of immediately prior to the Effective Time and, for greater certainty, includes the Indebtedness set forth on Section 4.7(5) of the Disclosure Letter to the extent such Indebtedness is outstanding as of immediately prior to the Effective Time.

“Closing Inventory” means the book value, determined in accordance with U.S. GAAP, of (a) all finished Products located at the locations listed on Section 4.24 of the Disclosure Letter as at the Closing Date which (i) have been released by the Corporation for sale to the market in accordance with Corporation’s ordinary business practices; and (ii) are saleable in the Ordinary Course; provided that notwithstanding and without limiting the foregoing, Stale Dated Inventory, as defined in Section 1.1 of the Disclosure Letter, shall be valued at nil for the purposes of the Closing Inventory and (b) any active pharmaceutical ingredients and work in process that are useable in the Ordinary Course.

“Closing Net Cash” means (a) all stated book balances (including deposits in transit) in the Corporation’s bank accounts; and (b) all cash equivalents owned by the Corporation, in each case, as of immediately prior to the Effective Time, and converted to U.S. dollar amounts based on the closing foreign exchange rate as reported by the Bank of Canada on the date the certificate is delivered in accordance with Section 3.2(2) of this Agreement.

“Closing Net Working Capital” means Current Assets minus Current Liabilities as of immediately prior to the Effective Time, calculated in a manner consistent with Exhibit “E”.

“Closing Payment” has the meaning set forth in Section 3.2.

“Commercial List Model Initial Order” means the form of initial order established by the Commercial List Users’ Committee and contained at: http://www.ontariocourts.ca/scj/practice/practice-directions/toronto/#Commercial_List_Forms_including_Model_Orders

“Commitment Letter” means the commitment letter between Deerfield and the Purchaser dated the date hereof under which Deerfield has agreed, subject to the terms and conditions set forth therein, to make the loans in the amounts set forth therein to the Purchaser in order to enable the Purchaser to fund the Purchase Price, a copy of which has been delivered by the Purchaser to the Vendor.

“Confidentiality Agreement” means the confidentiality agreement dated March 29, 2018 between the Purchaser and the Corporation.

“Contract” means any agreement, contract, obligation, lease, sublease, licence, sublicense, regulatory license, undertaking, engagement, sales order, purchase order, instrument or other legally binding commitment or arrangement of any nature, written or oral.

“Corporation” has the meaning specified in the preamble of this Agreement and, where the context permits, its predecessor entities.

“Corporation Accounts Receivable” means all trade accounts receivable of the Corporation, net of allowance for doubtful accounts, distribution service fees and cash discounts calculated in accordance with U.S. GAAP.

“Corporation Financial Information” means the information set forth in Section 4.7 of the Disclosure Letter.

“Corporation Subsidiary” means Tribute Pharmaceuticals International Inc., a corporation incorporated under the laws of Barbados.

“Court Orders” has the meaning set forth in Section 6.11(2).

“Current Assets” means (i) all Corporation Accounts Receivable, (ii) pre-paid expenses, deposits usable by the Corporation in the Ordinary Course and HST receivables of the Corporation, calculated in accordance with U.S. GAAP, and (iii) the Closing Inventory.

“Current Liabilities” means all current liabilities of the Corporation, including all accounts payable (excluding the Allergan Payables), trade payables, current Tax liabilities in respect of any Tax period ending on or prior to the Closing Date (excluding any Sales Tax Amount) and accrued expenses (including accruals for unpaid vacation pay, premiums for employment insurance, health premiums, Canada Pension Plan premiums, accrued wages, salaries, commissions and Employee Plan payments and including accrued professional fees relating to the CCAA Proceedings), determined in accordance with U.S. GAAP. Current Liabilities shall not, however, include any liabilities or obligations forming part of Indebtedness.

“Debt Financing” has the meaning set forth in Section 5.6 of Exhibit “B”.

“Deerfield” means, collectively, investment funds managed by Deerfield Management Company, L.P. and certain affiliates thereof.

“Deerfield Release Letter” means a letter or other instrument addressed by Deerfield to the Purchaser and the Vendor irrevocably releasing and discharging at Closing all Liens charging or secured by any of the Purchased Shares or Assets of the Corporation and releasing all claims of Deerfield against the Purchased Shares, the Corporation and the Assets, other than Liens relating to the Debt Financing.

“Deposit” has the meaning set forth in the recitals.

“Deposit Escrow Agreement” has the meaning set forth in the recitals.

“DIP Agreement” means the senior secured super-priority debtor-in-possession credit agreement dated August 10, 2018 among the Corporation and the Vendor, as borrowers, Deerfield Management Company, L.P., as administrative agent and the lenders party thereto from time to time. Notwithstanding Section 1.9, for purposes hereof the DIP

Agreement shall mean the DIP Agreement as it existed as of August 10, 2018, without reference to any amendments made after such date.

“DIP Lender” means Deerfield.

“Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Vendor to the Purchaser with this Agreement.

“Dispute Notice” has the meaning specified in Section 3.3(3).

“Effective Time” means 12:01 a.m. (Toronto time) on the Closing Date, or such later time as mutually agreed to by the Parties.

“Employees” means those individuals employed or engaged by the Corporation including all employees, dependent contractors and independent contractors.

“Employee Plans” means all the employee benefit, fringe benefit, supplemental unemployment benefit, deferred compensation, bonus, incentive, profit sharing, notice, termination, severance, change of control, pension, retirement, stock option, stock purchase, stock appreciation, phantom stock, health, welfare, medical, dental, disability, life insurance and similar plans, programs, arrangements or practices relating to current or former officers, directors, employees, consultants, independent contractors, or other service providers of the Corporation maintained, sponsored or funded by the Corporation, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered, other than government-sponsored employment insurance, workers’ compensation, parental insurance, health insurance or pension plans.

“Employment Contracts” means each written employment Contract or retention Contract between the Corporation and an Employee, other than a collective agreement.

“Environmental Claims” means any claim, action, cause of action, suit, proceeding, investigation, Order, demand or notice (written or oral) by any person or entity alleging actual or potential liability (including, without limitation, actual or potential liability for investigatory costs, clean-up costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties) arising out of, based on, resulting from or relating to the presence, or release or threatened release into the environment, of, or exposure to, any Hazardous Substances at any location, whether or not owned or operated by the Corporation or any of its subsidiaries, as applicable, now or in the past.

“Environmental Laws” means all applicable Laws, common law and agreements with Governmental Entities and all other statutory requirements relating to human health or the protection of the environment and all Authorizations issued pursuant to such Laws, agreements or statutory requirements.

“Escrow Agent” means Citibank, N.A., together with its permitted successors and assigns.

“Estimated Closing Indebtedness” means the Corporation’s good faith estimate of the Closing Indebtedness, as set out in the certificate to be delivered pursuant to Section 3.2(2).

“Estimated Closing Net Cash” means the Corporation’s good faith estimate of the Closing Net Cash, as set out in the certificate to be delivered pursuant to Section 3.2(2).

“Estimated Closing Net Working Capital” means the Corporation’s good faith estimate of the Closing Net Working Capital, as set out in the certificate to be delivered pursuant to Section 3.2(2).

“Existing Materials” has the meaning specified in Section 6.21(b).

“Expense Reimbursement” shall mean the aggregate amount, which (subject to the proviso set out below) shall not exceed $575,000, of all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment banks, advisors, and consultants to the Purchaser or its Affiliates) incurred by the Purchaser prior to any termination of this Agreement in accordance with Article 9 relating to or in connection with (a) the purchase of the Purchased Shares, including the transactions contemplated by this Agreement and any Ancillary Agreements, (b) the negotiation, preparation, execution or performance of agreements relating to the purchase of the Purchased Shares, including this Agreement and Ancillary Agreements, (c) the negotiation, preparation, execution or performance of the financing contemplated by the Commitment Letter, (d) business, financial, legal, accounting, tax, and other due diligence relating to the Purchased Shares, (e) the CCAA Proceedings and (f) the diligence, analysis, negotiation, preparation, or execution of any contracts or arrangements with any current or prospective lessors, vendors, agents, or payees of the Corporation and the Purchased Business; provided that in the event that this Agreement is terminated in accordance with Section 9.1(f) as a result of the condition in Section 7.1(c) (other than with respect to the consent marked with an asterisk on Section 7.1(c) of the Disclosure Letter) not being satisfied as of the time of such termination, if on the date of termination all of the other conditions set forth in Article 7 have been satisfied or have been waived (other than those conditions that, by their nature, can only be satisfied as of the Closing Date, but which would be satisfied as of the Closing Date), the amount of the Expense Reimbursement shall be increased by $1,000,000 such that the aggregate amount of the Expense Reimbursement in such event shall be $1,575,000.

“Exploit” means to make, have made, import, export, use, have used, sell, offer for sale, have sold, commercialize, register, cause to be Manufactured, hold or keep (whether for disposal or otherwise), transport, treat, store, distribute, promote, market, or otherwise dispose of, but excludes to Manufacture, and “Exploitation” means actions taken to Exploit.

“Final Order” shall mean an Order or judgment of the CCAA Court issued and entered by the CCAA Court, or any other court of competent jurisdiction entered in the docket of such other court, which has not been modified, amended, reversed, vacated or stayed and as to which (a) the time to seek leave to appeal and appeal has expired and as to which no leave to appeal or appeal shall then be pending or (b) if a leave to appeal or appeal thereof has been sought, such Order or judgment of the CCAA Court or other court of competent jurisdiction shall have been affirmed by the highest court to which leave to appeal was such or such order was appealed, and the time to take any further leave to appeal or appeal shall have expired, as a result of which such Order shall have become final in accordance the CCAA, or a similar rule of such other court of competent jurisdiction, it being agreed that the time period for seeking leave to appeal an Order of the CCAA Court shall be deemed to expire on the twenty-second day following issuance of such Order.

“Generic Version” means, with respect to any Product, any other pharmaceutical product that (a) references the Authorizations for such Product, or any supplements or amendments thereto, and (b) is sold under a different trade-mark than such Product or has no trade-mark.

“Governmental Entity” means (i) any governmental or public department, central bank, court, minister, governor-in-council, cabinet, commission, tribunal, board, bureau, agency, commissioner or instrumentality or other regulatory or administrative authority, whether international, multinational, national, federal, provincial, state, municipal, local, or other; (ii) any subdivision or authority of any of the above; (iii) any stock exchange; and (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above, which, for the avoidance of doubt, includes Health Canada, and any other federal, state, provincial, local or foreign Governmental Entity with jurisdiction over the authorization, approval, marketing, advertising, sale, pricing, storage, distribution, use, handling and control, safety, efficacy, reliability or manufacturing of pharmaceutical products, including, but not limited to, human drugs, biologics and drug combination products.

“Harmful Code” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent.

“Hazardous Substances” means any chemicals, pollutants, contaminants, wastes, toxic or hazardous substances, materials or wastes, petroleum and petroleum derivatives or products, or synthetic or alternate substitutes therefor, greenhouse gases, asbestos or asbestos-containing materials or products, polychlorinated biphenyls, hydrogen sulfide, arsenic, cadmium, mercury, lead or lead-based paints or materials, radon, fungus, mold, mycotoxins, urea-formaldehyde or other substances that may have an adverse effect on human health or the environment, and including any other substance that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, corrosive, explosive, infectious, carcinogenic, mutation or toxic or a pollutant or a contaminant under or pursuant to, or that could result in liability under, any Law relating to pollution, waste, human health or the environment, or may impair the environment, the health of any Person, property or plant or animal life.

“Health Canada” means the Department of Health, the Minister of Health in Canada and any successor agency having similar jurisdiction.

“HST Legislation” means Part IX of the Excise Tax Act (Canada).

“HST” means the goods and services tax or the harmonized sales tax (as the case may be) imposed under the HST Legislation (which, for greater certainty, includes the provincial component of any harmonized sales tax imposed under the HST Legislation).

“Indebtedness” of any Person means and includes (a) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (b) amounts owing as deferred purchase price for property or services, including all seller notes and “earn-out” payments but excluding any milestone or similar payments relating to the operation of the Purchased Business following Closing (without duplication for any such amounts that form part of Current Liabilities in the Closing Net Working Capital), (c) accrued product royalties and similar liabilities with respect to Products sold prior to Closing, including any Allergan Payables, (d) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or financial debt security, (e) commitments or obligations by which such Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit), (f) indebtedness secured by a Lien on assets or properties of such Person, (g) obligations or commitments to repay deposits or other amounts advanced by and owing to third Persons, (h) obligations under any interest rate, currency or other hedging agreement, (i) obligations or commitments under leases (capital portion) treated as a capital lease in accordance with U.S. GAAP, (j) any change of control payments or prepayment premiums, penalties, charges or equivalents thereof with respect to any indebtedness, obligation, or liability of the type described in clauses (a) through (j) above, (k) guarantees or other contingent liabilities (including so called take-or-pay or keep-well agreements) with respect to any indebtedness, obligation, claim or liability of any other Person of a type described in clauses (a) through (j) above, (l) outstanding cheques and (m) any other obligations or liabilities set forth on Section 4.7(5) of the Disclosure Letter, in each case determined in accordance with U.S. GAAP.

“Initial Order” the initial order granted on August 10, 2018 in respect of the CCAA application of the Corporation and the Vendor, court file no CV-18-603054-00CL.

“Intellectual Property” means all intellectual property rights in any jurisdiction throughout the world, including (a) Patents; (b) copyrights, moral rights (or other similar rights), copyright registrations and applications for copyright registration; (c) mask works, mask work registrations and applications for mask work registrations; (d) designs, design registrations, design registration applications and integrated circuit topographies; (e) names, trade names, business names, corporate names, domain names, social media accounts, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, unregistered trademarks, service marks, trade dress and logos, slogans, and other similar designations of source or origin; (f) rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing; (g) trade secrets and all other confidential information, know-how, inventions, proprietary processes, formulae, models, and methodologies; (h) registrations and applications for any of the foregoing; and (i) any goodwill associated with any of the foregoing.

“Interim Financials” means the balance sheet and statement of income of the Vendor for the three (3) month period ended March 31, 2018, as set forth in Section 4.7 of the Disclosure Letter.

“Interim Period” means the period between the close of business on the date of this Agreement and the time of Closing.

“Inventory” means all inventory, including inventory of works in process, raw materials, packaging components and finished Products or bulk Products and testers, Products to be received under outstanding purchase orders, as well as all samples of finished Products.

“IT Licenses” means the licenses described on Section 6.19 of the Disclosure Letter.

“IT Systems” means the computer, information technology, and data processing systems, facilities and services used by the Corporation in the conduct of the Purchased Business, including all software, systems hardware, networks, interfaces, platforms and related systems and services.

“Laws” means any and all applicable (i) laws, constitutions, treaties, statutes, codes, ordinances, Orders, decrees, rules, regulations, by-laws, (ii) judgments, writs, injunctions, decisions, awards and directives of any Governmental Entity and (iii) policies, guidelines, notices and protocols, to the extent that they have the force of law.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), easement, title retention agreement or arrangement, conditional sale, deemed or statutory trust, restrictive covenant or other encumbrance of any nature which, in substance, secures payment or performance of an obligation.

“Litigation” means any claim, action, arbitration, mediation, hearing, proceeding, suit (whether civil, criminal, administrative, or investigative or appellate proceeding), warning letter or notice of violation.

“Manufacture” and “Manufacturing” means all activities related to the production, manufacture, processing, filling, finishing, packaging, labeling, shipping and holding of a pharmaceutical product, or any intermediate, quality assurance and quality control testing thereof prior to the distribution of a pharmaceutical product.

“Material Adverse Effect” means any event, result, effect, occurrence, fact, circumstance, development, condition or change, or series of events, results, effects, occurrences, facts, circumstances, developments, conditions or changes, that, when considered either individually or in the aggregate is material and adverse to the business, operations, assets, liabilities or condition (financial or otherwise) of the Purchased Business, taken as a whole; except to the extent that the material adverse effect results from or is caused by (i) general changes in Canadian or global economic, political or regulatory conditions, including war, armed hostilities, acts of terrorism and natural disasters (ii) general changes in the markets or industry in which the Purchased Business operates, (iii) a change in applicable Laws or the enforcement, implementation or interpretation thereof, except for judgements, awards or decrees that relate specifically to the Corporation, (iv) a change in accounting rules, including U.S. GAAP, (v) the Purchased Business’ failure to meet internal or published projections, forecasts or revenue or earning predictions for any period, provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded, (vi) any state of facts, condition, change, event, occurrence or development relating to or resulting from the products or product candidates of any Person (other than the Corporation or its Affiliates), including the entry into the market of products (including Generic Versions of the Products) competitive with any of the Products, (vii) the announcement of this Agreement and the U.S. Asset Purchase Agreement and the agreements and transactions contemplated hereby or thereby or the CCAA Proceedings, or the Chapter 11 Cases, including the impact of such announcement or pendency on the relationship of the Corporation with any supplier, distributor, customer, partners or similar relationship or any loss of employees resulting therefrom, or (viii) any act or omission of the Corporation prior to the Closing Date taken or not taken, as applicable, required by the terms of this Agreement with the prior consent of or at the request of the Purchaser; except, in the case of (i), (ii), (iii) and (iv), to the extent that any such event, result, effect, occurrence, fact, circumstance, development, condition or change affects the Corporation or the Purchased Business disproportionately compared to other participants in the specialty pharmaceutical industry.

“Material Contracts” has the meaning specified in Section 4.13 of Exhibit “A”.

“MFI” means Medical Futures Inc., as a predecessor by amalgamation with the Corporation.

“Monitor” means Richter Advisory Group Inc., in its capacity as the CCAA Court-appointed Monitor in connection with the CCAA Proceedings and not in its personal or corporate capacity.

“Monitor’s Certificates” means the certificates delivered to the Purchaser and filed with the CCAA Court by the Monitor certifying that the Monitor has received written confirmation in form and substance satisfactory to the Monitor from the Vendor and the Purchaser that all conditions to Closing have been satisfied or waived by the applicable Parties and that the termination of the CCAA Proceedings of the Corporation has occurred.

“MT 400” means any combination of Sumatriptan and Naproxen sodium as the only two active ingredients.

“Naproxen” means the chemical compound known as naproxen, whose more specific chemical name is (+)-2-(6-Methoxy-2-naphthyl) propionic acid, its prodrugs and metabolites, and all esters, salts, hydrates, solvates, polymorphs and isomers thereof.

“Neutral Accountant” has the meaning specified in Section 3.3(6).

“NI 51-102” means National Instrument 51-102 — Continuous Disclosure Obligations.

“Notice Period” has the meaning specified in Section 3.3(3).

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards,

decrees or similar actions taken by, or applied by, any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Ordinary Course” means, with respect to an action taken by a Person, that such action is (i) consistent with the past practices of the Person., (ii) taken in the ordinary course of the normal day-to-day operations of the Person, and (iii) commercially reasonable.

“Outside Date” means date that is three (3) months following the date of this Agreement; provided that if all of the conditions of Closing set out in Article 7 (other than those conditions that, by their nature, can only be satisfied as of the Closing Date, but which would be satisfied as of the Closing Date) have been satisfied or waived on a date that is less than twenty (20) days prior to the Outside Date, the Outside Date shall automatically be extended by such number of Business Days necessary to provide the Purchaser with at least twenty (20) days between the satisfaction or waiver of such conditions and Closing.

“Parties” means the Vendor, the Corporation and the Purchaser, and any other Person who may become a party to this Agreement.

“Patents” means all patents, and patent applications, applications for reissues, or invention disclosures in any country or supranational jurisdiction, and any substitutions, divisions, continuations, continuations-in-part, reissues, renewals, registrations, confirmations, re-examinations, extensions, supplementary protection certificates and the like, and any provisional applications of any such patents or patent applications.

“Permitted Liens” means (i) Liens for Taxes not yet due and delinquent, (ii) easements, encroachments and other minor imperfections of title which do not, individually or in the aggregate, materially detract from the value of or impair the use or marketability of any real property, and (iii) Liens listed and described in Section 1.1 of the Disclosure Letter.

“Person” means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

“Pre-Closing Reorganization” has the meaning specified in Section 6.4.

“Products” means, collectively, the pharmaceutical products owned or licensed by the Corporation to which the Corporation has a contractual right to Exploit, for the development or commercialization, listed and described in Section 1.1 of the Disclosure Letter.

“Public Statement” has the meaning specified in Section 11.3.

“Purchase Price” has the meaning specified in Section 3.1.

“Purchase Price Adjustment Escrow Amount” means $1,000,000, which amount for greater certainty, will be funded by applying part of the Deposit at Closing and held by the Escrow Agreement pursuant to the terms of the Escrow Agreement.

“Purchased Business” means the specialty pharmaceutical company business carried on by the Corporation with a primary focus on the licensing, development and promotion of the Products.

“Purchased Shares” has the meaning specified in the recitals.

“Purchaser” has the meaning specified in the preamble to this Agreement.

“Purchaser Disclosure Documents” means, collectively, all of the documents which have been filed by or on behalf of the Purchaser in the 24 months prior to the date hereof with the relevant securities regulators pursuant to the requirements of securities Laws and filed on SEDAR at www.sedar.com.

“Real Property Leases” has the meaning specified in Section 4.12 of Exhibit “A”.

“Regulatory Guidelines” means applicable rules, guidance, manuals, protocols, codes, guidelines, treaties, policies, notices, directions, decrees, judgements, awards or requirements, in each case, of any Governmental Entity, to the extent that the foregoing do not have the force of Law.

“Related Party” has the meaning specified in Section 4.27 of Exhibit “A”.

“Related Person” has the meaning specified in Section 4.27 of Exhibit “A”.

“Required Consents” means the consent listed on Section 7.1(c) of the Disclosure Letter.

“Resolution Period” has the meaning specified in Section 3.3(5).

“Sales Tax Claim” means any claim, assessment, action, cause of action, suit, proceeding, investigation, Order, demand or notice received in writing prior to the time at which the Closing Date Statement is finalized pursuant to Section 3.3 from a Governmental Entity that alleges any potential Liability of the Corporation under any legislation related to the collection or remittance of sales tax in respect of the period prior to Closing.

“Sales Tax Claim Amount” means, either (a) nil, if no Sales Tax Claim is received, (b) the amount of the Liability specified in any Sales Tax Claim, up to the amount of the Sales Tax Liability Cap, and (c) the Sales Tax Liability Cap, if a Sales Tax Claim is received but does not specify the amount of the potential Liability.

“Sales Tax Liability Cap” means CDN$678,000.

“Specified Amount” has the meaning specified in Section 4.7(5) of the Disclosure Letter.

“Successful Bidder” has the meaning set forth in Section 6.11(3).

“Sumatriptan” means the chemical compound known as sumatriptan, whose more specific chemical name is 1H-Indole-5-methanesulfonamide, 3-(2-(dimethylamino)ethyl)-N-methyl, its prodrugs and metabolites, and all esters, salts, hydrates, solvates, polymorphs and isomers thereof.

“Target Net Working Capital” means $6,030,000.

“Tax Act” means the Income Tax Act, R.S.C. 1985 (5th Supp.) c.1.

“Tax Returns” means any and all returns, reports, declarations, elections, notices, filings, information returns and statements, filed or required to be filed in respect of Taxes, and any schedules thereto or amendments thereof.

“Taxes” means (a) (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, and (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in subclause (i) above or this subclause (ii), and (b) any obligation to pay any amount set forth in clause (a) above with respect to another Person, whether by contract, as a result of transferee or successor liability, as a result of being a member of a related, non-arm’s length, affiliated or combined group or otherwise for any period.

“Termination Fee” means an amount equal to $2,187,500.

“Transaction Consents” means the third party consents, approvals, filings, notifications and waivers listed in Section 1.1 of the Disclosure Letter.

“Transaction Expenses” has the meaning specified in Section 11.5.

“Transaction Expenses” has the meaning specified in Section 11.5.

“Transition Period” has the meaning give to it in Section 6.21(a).

“Transition Services” has the meaning give to it in Section 6.16(1).

“Treximet Product” means (a) MT 400 and (b) any product other than MT 400 containing (i) Sumatriptan or Naratriptan, on the one hand, and any NSAID, on the other hand, or (ii) any triptan and Naproxen.

“U.S. GAAP” means United States generally accepted accounting principles in effect from time to time.

“U.S. Asset Purchase Agreement” means the asset purchase agreement dated the date hereof between Pozen Inc. and the Nuvo Pharmaceuticals (Ireland) Limited relating to the purchase and sale of, among other things, the Vimovo Product and the Treximet Product.

“Vendor” has the meaning specified in the preamble to this Agreement.

“Vendor Public Disclosure Record” means all documents filed by or on behalf of the Vendor on SEDAR or EDGAR in the period from December 31, 2017 to the date hereof.

“Vendor Financial Advisors” means Moelis & Company.

“Vendor Financials” means collectively, the Annual Financials and the Interim Financials.

“Vimovo Product” means the “Product” as defined in the Amended and Restated Collaboration and License Agreement for the United States dated as of November 18, 2013, by and between Pozen and AstraZeneca AB (which agreement was assigned to Horizon Pharma USA, Inc.), that certain Amended and Restated Collaboration and License Agreement for Outside the United States, dated as of November 18, 2013, by and between Pozen and AstraZeneca AB, and that certain letter agreement dated as of November 18, 2013, by and among AstraZeneca AB, Pozen and Horizon Pharma USA, Inc., each as amended from time to time prior to the date hereof, and includes Esomeprazole magnesium and Naproxen delayed release tablet, including 375 mg (Naproxen) / 20mg (Esomeprazole magnesium) and/or 500 mg (Naproxen) / 20mg (Esomeprazole magnesium) dosage strengths.

Section 1.2                                   Gender and Number.

Any reference in this Agreement to gender includes all genders. Words importing the singular number only include the plural and vice versa.

Section 1.3                                   Headings, etc.

The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect its interpretation.

Section 1.4                                   Currency.

All references in this Agreement to dollars or to $ are expressed in United States currency, unless otherwise specifically indicated.

Section 1.5                                   Certain Phrases, etc.

In this Agreement (i) the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”, (ii) the phrase “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”, (iii) all references to  “made available” means, when used with respect to any document or other item of information, that such document or other item of information was provided or made available to the Purchaser in the “virtual data room” prepared by the Vendor to which the Purchaser has been provided access prior to the date hereof, and (iv) the words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless otherwise specified, the words “Article” and “Section” followed by a number mean and refer to the specified Article or Section of this Agreement. In the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.

Section 1.6                                   Knowledge.

Where any representation or warranty contained in this Agreement is qualified by reference to the knowledge of the Vendor it refers to the knowledge of Adrian Adams, Andrew I. Koven, Michael Kaseta, James Hall and Chris Freeland, without personal liability on the part of any of them, in each case after due inquiry.

Section 1.7                                   Accounting Terms.

All accounting terms not specifically defined in this Agreement are to be interpreted in accordance with U.S. GAAP.

Section 1.8                                   Exhibits and Disclosure Letter.

(1)                                 The exhibits attached to this Agreement and the Disclosure Letter form an integral part of this Agreement for all purposes of it.

(2)                                 The purpose of the Disclosure Letter is to set out the qualifications, exceptions and other information called for in this Agreement.  The Parties acknowledge and agree that the Disclosure Letter and the information and disclosures contained in it do not constitute or imply, and will not be construed as:

(a)                                 any representation, warranty, covenant or agreement which is not expressly set out in this Agreement;

(b)                                 an admission of any liability or obligation of the Vendor;

(c)                                  an admission that the information is material;

(d)                                 a standard of materiality, a standard for what is or is not in the Ordinary Course, or any other standard contrary to the standards contained in the Agreement; or

(e)                                  an expansion of the scope of effect of any of the representations, warranties and covenants set out in the Agreement.

(3)                                 Disclosure of any information in the Disclosure Letter that is not strictly required under this Agreement has been made for informational purposes only and does not imply disclosure of all matters of a similar nature.  Inclusion of an item in any section of the Disclosure Letter is deemed to be disclosure with respect to any other item to the extent it is reasonably apparent on the face of such disclosure that it also relates to such other item.

(4)                                 The Disclosure Letter itself is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to applicable Law, unless such Law permits the

Parties to refrain from disclosing the information for confidentiality or other purposes or (ii) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement.

Section 1.9                                   References to Persons and Agreements.

Any reference in this Agreement to a Person includes its heirs, administrators, executors, legal representatives, successors and permitted assigns. Except as otherwise provided in this Agreement, the term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be amended, restated, replaced, supplemented or novated and shall include all schedules, exhibits and appendices to it.

Section 1.10                            Statutes.

Except as otherwise provided in this Agreement, any reference in this Agreement to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended, re-enacted or replaced.

Section 1.11                            Non-Business Days.

Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment will be made or such action will be taken on or not later than the next succeeding Business Day.

ARTICLE 2
PURCHASED SHARES

Section 2.1                                   Purchased Shares.

Subject to the terms and conditions of this Agreement, the Vendor agrees to sell, assign and transfer to the Purchaser, and the Purchaser agrees to purchase from the Vendor on the Closing Date, effective as of the Effective Time, the Purchased Shares. Upon written notice delivered to the Vendor at least three (3) Business Days prior to Closing, the Purchaser shall have the right to designate any Affiliate of the Purchaser as the purchaser of the Purchased Shares hereunder and to cause such Affiliate upon being so designated to become a party to this Agreement and subject to the rights and obligations of the Purchaser with respect to the purchase of such Purchased Shares; provided that, in such a case, the Purchaser shall continue to remain liable, on a joint and several basis with such Affiliate, for its obligations under this Agreement.

ARTICLE 3
PURCHASE PRICE

Section 3.1                                   Purchase Price.

Subject to adjustment in accordance with Section 3.4, the aggregate consideration payable by the Purchaser to the Vendor for the Purchased Shares is $62,500,000 ( the “Purchase Price”), which shall be satisfied in accordance with Section 3.2 and Section 3.4.

Section 3.2                                   Payment of the Purchase Price.

(1)                                 At the Closing, the Purchaser shall pay the to the Monitor, on behalf of the Vendor, by wire transfer of immediately available funds (details of which will be provided by the Vendor to the Purchaser in writing no later than three (3) Business Days prior to the Closing) the following amount (the “Closing Payment”):

(a)                                 the Purchase Price; minus

(b)                                 the Deposit; plus

(c)                                  the amount, if any, by which Estimated Net Working Capital exceeds Target Net Working Capital; minus

(d)                                 the amount, if any, by which Target Net Working Capital exceeds Estimated Net Working Capital, minus

(e)                                  the Estimated Closing Indebtedness; plus

(f)                                   the Estimated Closing Net Cash.

(2)                                 Not less than two Business Days prior to the Closing Date, the Vendor shall, in consultation with the Purchaser, prepare and deliver to the Purchaser a certificate setting forth the Vendor’s good faith estimate (together with reasonable supporting documentation) of the Estimated Closing Indebtedness, the Estimated Closing Net Working Capital and the Estimated Closing Net Cash.

Section 3.3                                   Delivery of Closing Date Statement and Dispute Resolution.

(1)                                 As promptly as practicable (and in any event within ten (10) Business Days following the Closing Date), the Purchaser shall conduct or cause to be conducted a physical count of the Closing Inventory located at the locations listed on Section 4.24 of the Disclosure Letter on the Closing Date and shall prepare a written report of the Closing Inventory.

(2)                                 Not later than seventy five (75) days following the Closing Date, the Purchaser shall prepare and deliver to the Vendor a statement (the “Closing Date Statement”) setting forth the Purchaser’s calculation, with reasonable supporting written documentation of (i) the Closing Net Working Capital, (ii) the Closing Indebtedness, (iii) the Closing Net Cash and (iv) the Adjustment Amount (other than the Sales Tax Claim Amount). The Parties shall cooperate fully in the preparation of the Closing Date Statement.

(3)                                 If the Vendor has any objections to any of the amounts set forth in the Closing Date Statement, the Vendor shall have twenty (20) days after its receipt of the Closing Date Statement (the “Notice Period”), within which to give written notice (the “Dispute Notice”) to the Purchaser, specifying in reasonable detail all of the Vendor’s objections and the basis therefor, including the Vendor’s proposed calculation of the amounts to be set forth in the Closing Date Statement.

(4)                                 If the Vendor does not deliver a Dispute Notice to the Purchaser within such Notice Period, the amounts set forth in the Closing Date Statement calculated by the Purchaser shall be final, binding and conclusive on the Vendor and the Purchaser absent manifest error.

(5)                                 If the Vendor delivers a Dispute Notice to the Purchaser within the Notice Period, the Vendor and the Purchaser shall negotiate in good faith, during the thirty (30) day period (the “Resolution Period”) after the date of the Purchaser’s receipt of the Dispute Notice, to resolve any disputes set forth in the Dispute Notice.

(6)                                 If the Purchaser and the Vendor are unable to resolve all such disputes within the Resolution Period, then within thirty (30) days after the expiration of the Resolution Period, all unresolved disputes set forth in the Dispute Notice shall be submitted to a firm of chartered accountants to be mutually agreed upon by the Purchaser and the Vendor, each acting reasonably (the “Neutral Accountant”), who shall be engaged as an expert and not as an arbitrator to provide a final, binding and conclusive resolution of all such unresolved disputes. If the Purchaser and the Vendor fail to select the Neutral Accountant within five Business Days after the expiration of the Resolution Period or the Neutral Accountant selected as described above is unable or unwilling to act when called upon pursuant to this Section 3.3(6) and the Purchaser and the Vendor have not appointed a substitute to act in substitution for the original designee within fifteen (15) days after the expiration of the Resolution Period, then the Neutral Accountant shall be appointed by a single arbitrator, sitting in Toronto, Canada, appointed by the ADR Institute of Canada upon application by any Party, and, upon such appointment, such Person shall be deemed to be the Neutral Accountant and the time periods prescribed below in Section 3.3(7) shall run from the date of such substitute’s appointment hereunder.

(7)                                 Within fifteen (15) days after the Neutral Accountant is appointed as described above, the Purchaser shall forward a copy of the Closing Date Statement to the Neutral Accountant, and the Vendor shall forward a copy of the Dispute Notice, as well as, in each case, any relevant supporting documentation. The Neutral Accountant shall allow each of the Purchaser and the Vendor to present their respective positions regarding the Closing Date Statement and the Dispute Notice and each of them shall have the right to present additional documents, materials and other information, and make an oral presentation (at which the other Party shall be entitled to be present) to the Neutral Accountant regarding the disputes submitted to the Neutral Accountant for resolution. The Neutral Accountant’s role shall be limited to resolving such disputes and determining the amounts to be set forth in the Closing Date Statement in order to determine each of the Closing Net Working Capital, the Closing Indebtedness, the

Closing Net Cash and the Adjustment Amount (other than the Sales Tax Claim Amount), in accordance with the terms of this Agreement (for greater certainty, the Neutral Accountant shall assign a value that is not greater or less than the highest and lowest amount specified by the Purchaser and the Vendor). In resolving such disputes, the Neutral Accountant shall apply the provisions of this Agreement concerning determination of the Closing Date Statement and the amounts to be set forth therein. The Neutral Accountant shall promptly provide written notice to the Purchaser and the Vendor of its resolution of such disputes and the resulting calculation of the Closing Net Working Capital, the Closing Indebtedness, the Closing Net Cash and the Adjustment Amount (other than the Sales Tax Claim Amount), which calculations shall be final and binding upon the Parties and will not be subject to appeal, absent manifest error. The Neutral Accountant shall be instructed to use reasonable efforts to perform its services within thirty (30) days of its receipt of the Closing Date Statement and Dispute Notice, together with all relevant supporting documentation.

(8)                                 The Neutral Accountant will determine the allocation of the cost of its review and report based on the inverse of the percentage its determination (before such allocation) bears to the total amount of the disputed portions of the Closing Date Statement as originally submitted to the Neutral Accountant. For example, should the disputed portions of the Closing Date Statement total a net amount equal to $1,000 and the Neutral Accountant awards $600 in favour of the Purchaser’ position, 60% of the costs of its review would be borne by the Vendor and 40% of the costs would be borne by the Purchaser. However, the Vendor and the Purchaser shall each bear their own costs in presenting their respective cases to the Neutral Accountant.

Section 3.4                                   Purchase Price Adjustment.

(1)                                 If the Adjustment Amount is equal to nil, then there shall be no adjustment to the Purchase Price pursuant to this Section 3.4. In such case, the Purchaser and the Vendor shall, within two (2) Business Days from the date on which the Adjustment Amount is finally determined, give written instructions to the Escrow Agent to release to the Monitor on behalf of the Vendor (or as the Vendor may direct) an amount in cash equal to the Purchase Price Adjustment Escrow Amount in accordance with the Deposit Escrow Agreement.

(2)                                 If the Adjustment Amount is a positive number, then the Purchase Price will be deemed to be increased by the Adjustment Amount. The amount of such increase in the Purchase Price shall be satisfied as follows:

(a)                                 the Purchaser and the Vendor shall, within two (2) Business Days from the date on which the Adjustment Amount is finally determined, give written instructions to the Escrow Agent to release to the Monitor on behalf of the Vendor (or as the Vendor may direct) an amount in cash equal to the Purchase Price Adjustment Escrow Amount in accordance with the Deposit Escrow Agreement, and

(b)                                 the Purchaser, within two (2) Business Days from the date on which the Adjustment Amount is finally determined, shall pay to the Vendor an amount in cash equal to Adjustment Amount, which amount shall be payable by wire transfer from, or on behalf of, the Purchaser to the Monitor, on behalf of the Vendor (or as the Vendor may direct) of available funds.

(3)                                 If the Adjustment Amount is a negative number, then the Purchase Price will be deemed to be decreased by the Adjustment Amount.  The amount of such decrease in the Purchase Price shall be satisfied as follows:

(a)                                 the Purchaser and the Vendor shall, within two (2) Business Days from the date on which the Adjustment Amount is finally determined, give written instructions to the Escrow Agent to release to the Purchaser from the Purchase Price Adjustment Escrow Amount an amount equal to such decrease in the Purchase Price, and

(b)                                 the balance of the Purchase Price Adjustment Escrow Amount (if any) shall be distributed to the Monitor on behalf of the Vendor, (or as the Vendor may direct) in accordance with the Deposit Escrow Agreement. In the event the balance of the Purchase Price Adjustment Escrow Amount is not sufficient to pay the amount of such decrease in the Purchase Price to the Purchaser, the Monitor on behalf of the Vendor shall pay the balance of the Adjustment Amount from the proceeds of sale held by the Monitor.

(4)                                 The determination and adjustment, if any, of the Purchase Price in accordance with the provisions of Section 3.3  and Section 3.4 do not limit or affect any other rights or causes of action which the Purchaser or the Vendor may have with respect to the representations, warranties, covenants and indemnities in their favour contained in this Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE VENDOR AND THE CORPORATION

Section 4.1                                   Representations and Warranties of the Vendor and the Corporation.

The Vendor and the Corporation, jointly and severally, represent and warrant to the Purchaser the matters set out on Exhibit “A”, with each such representation and warranty subject to such exceptions, if any, as are set forth in the corresponding section of the Disclosure Letter, and acknowledge and agree that the Purchaser is relying upon the representations and warranties in connection with its purchase of the Purchased Shares.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Section 5.1                                   Representations and Warranties of the Purchaser.

The Purchaser represents and warrants to the Vendor the matters set out on Exhibit “B”, and acknowledges and agrees that the Vendor is relying on such representations and warranties in connection with its sale of the Purchased Shares.

ARTICLE 6
COVENANTS OF THE PARTIES

Section 6.1                                   Conduct of Business Prior to Closing.

Except as otherwise expressly provided in this Agreement (including the Pre-Closing Reorganization) or for actions taken by the Vendor or the Corporation as required under the DIP Agreement or in connection with the CCAA Proceedings, during the Interim Period, the Vendor and the Corporation will (i) conduct the Purchased Business in the Ordinary Course and (ii) use their commercially reasonable efforts to maintain and preserve intact the current organization and Purchased Business and to preserve the rights, goodwill and relationships of its employees, customers, lenders, suppliers, manufacturers, licensees, licensors, regulators and others having business relationships with the Purchased Business. Without limiting the foregoing, except for actions taken by the Vendor or the Corporation as required by this Agreement, the Pre-Closing Reorganization, the U.S. Asset Purchase Agreement, the DIP Agreement or the CCAA Proceedings, without the prior written consent of the Purchaser, during the Interim Period, the Vendor and Corporation shall not, directly or indirectly:

(1)                                 declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of the Purchased Shares (whether in cash or property);

(2)                                 amend the Corporation’s organizational documents or structure, including amending the terms of any securities of the Corporation, splitting, dividing, consolidating, combining or reclassifying the Purchased Shares or any other securities of the Corporation;

(3)                                 reorganize, amalgamate, consolidate or merge the Corporation with any other Person;

(4)                                 issue or sell any shares, bonds or other securities of the Corporation;

(5)                                 grant, impose or suffer to be imposed any Lien upon any of the Purchased Shares or Assets other than Permitted Liens;

(6)                                 assume, guarantee or incur any Indebtedness of the Corporation in excess of $100,000 in the aggregate;

(7)                                 grant any options, increase in the rate of wages, salaries, bonuses, benefits (including adopting any new Employee Plan) or other compensation payable to of any director, officer or Employees of the Corporation other than in the Ordinary Course of the Purchased Business;

(8)                                 enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract; materially modify, materially amend, materially breach, repudiate, reject, disclaim, restate or terminate any Material Contract; or waive, release or assign any material rights or claims under any Material Contract;

(9)                                 sell Products to wholesalers, distributors or customers outside the Ordinary Course of the Purchased Business;

(10)                          cause any increase or decrease in the levels of Inventory held with the wholesalers and distributors of the Products outside the Ordinary Course of the Purchased Business;

(11)                          abandon, allow to lapse or fail to maintain (i) any Intellectual Property that is owned by or exclusively licensed to the Corporation, or (ii) any filings related to any Authorization, in each case that is material to any of the Products or the Purchased Business;

(12)                          make any forward purchase commitments either in excess of the requirements of the Purchased Business for Ordinary Course operating purposes or at prices higher than the current market prices;

(13)                          compromise or settle any governmental action or material litigation relating to the Purchased Business or the Corporation or cancel or compromise any material claim or waive or release any material right, in each case, that is related to the Purchased Business;

(14)                          make any leasehold improvements to any leased premises of the Corporation;

(15)                          cancel or reduce any insurance coverage other than in the Ordinary Course;

(16)                          make any change in the method of billing or the credit terms available to the customers of the Purchased Business;

(17)                          make any change in any method of accounting or auditing practice relating to the Purchased Business other than such changes required by U.S. GAAP;

(18)                          except as required by applicable Law or U.S. GAAP (a) make, change, revoke or rescind any election relating to Taxes, (b) make or change any method of Tax accounting, (c) make any amendment with respect to any Tax Return, (d) settle or otherwise finally resolve any controversy relating to an amount of Taxes, or (e) request, enter into any agreement or other arrangement or execute any waiver providing for any extension of time within which (i) to file any Tax Return in respect of any Taxes for which the Corporation is or may be liable, (ii) to file any elections, designations or similar filings relating to Taxes for which the Corporation is or may be liable, (iii) the Corporation is required to pay or remit any Taxes or amounts on account of Taxes or (iv) any Governmental Entity may assess or collect Taxes for which the Corporation is or may be liable;

(19)                          other than in the Ordinary Course of the Purchased Business, submit any material information to or enter into any material discussions with or respond to any enquiry from any Governmental Entity with respect to any Product; and

(20)                          authorize, agree or otherwise commit, whether or not in writing, to do any of the foregoing.

Section 6.2                                   Actions to Satisfy Closing Conditions.

Subject to this Article 6, the Vendor and the Corporation will use its commercially reasonable efforts to cause all of the conditions set forth in Section 7.1 to be satisfied as promptly as possible and the Purchaser will use its commercially reasonable efforts to cause all of the conditions set forth in Section 7.2 to be satisfied as promptly as possible.

Section 6.3                                   Request for Consents.

(a)                                 The Vendor and the Corporation will use their commercially reasonable efforts to obtain or provide notice related to, as applicable, or cause to be obtained or notice to be provided related to, prior to Closing, the Transaction Consents and the Required Consents. Despite the previous sentence, neither the Vendor nor the Corporation is under any obligation to pay any money to a third party (unless the Purchaser agrees in writing to reimburse the Vendor or the Corporation for such payment), incur any material obligations, commence any legal proceedings or offer or grant any material accommodation (financial or otherwise) to any third party in order to obtain, or provide notice related to, such Transaction Consents or take any action whatsoever that is not permitted by the CCAA Proceedings.

(b)                                 The Purchaser will co-operate in obtaining and providing notice related to to, as applicable, the Transaction Consents and the Required Consents, including providing information of the Purchaser as is reasonably requested by a third party, and will use its commercially reasonable efforts to obtain or provide notice related to, or cause to be obtained or notice to be provided related to, prior to Closing, the Required Consents. Despite the previous sentence, the Purchaser is under no obligation to pay any money to a third party (unless the Vendor agrees in writing to reimburse the Purchaser for such payment), incur any material obligations, commence any legal proceedings or offer or grant any material accommodation (financial or otherwise) to any third party in order to obtain, or provide notice related to, such Transaction Consents or Required Consents or take any action whatsoever that is not permitted by the CCAA Proceedings. For greater certainty, the Purchaser shall not condition any Required Consent on the party providing such Required Consent agreeing to new or amended terms that are more favourable to the Corporation under the Contract(s) subject to the Required Consent.

Section 6.4                                   Pre-Closing Reorganization.

Prior to the Closing, the Vendor shall (and the Vendor shall cause the Corporation to) complete each of the transactions set forth on Section 6.4 of the Disclosure Letter, (collectively, the “Pre-Closing Reorganization”) on terms and conditions satisfactory to the Purchaser, acting reasonably.

Section 6.5                                   CCAA Proceedings.

Notwithstanding anything to the contrary in Section 6.1, without the prior written consent of the Purchaser, acting reasonably, the Vendor and the Corporation will not take any action in connection with the CCAA Proceedings or the Pre-Closing Reorganization (other than an action taken in the Ordinary Course or in accordance with the Bidding Procedures Order or the Approval Order) that gives rise, or might reasonably be expected to give rise, to a material Tax liability of the Corporation or a material reduction in the Tax attributes of the Corporation or any of its Assets, excluding, for greater certainty, any capital losses which expire in accordance with applicable law upon the consummation of the transactions contemplated by this Agreement.

Section 6.6                                   Access to Information.

From the date hereof until the Closing, the Vendor and the Corporation shall use commercially reasonable efforts to (a) afford the Purchaser or any of its representatives full and free access to and the right to inspect all of the Assets, premises, the Books and Records, Contracts and other documents and data related to the Purchased Business, (b) furnish the Purchaser or any of its representatives with such financial, operating and other data and information related to the Purchased Business as the Purchaser or any of its representatives may reasonably request, and (c) cause their agents, employees, officers and directors to aid the Purchaser or any of its representatives in its investigation of the Purchased Business. Any request or investigation under this Section 6.5 shall be made or conducted on a reasonable basis by the Purchaser providing reasonable notice to the Vendor and the Corporation and shall be conducted during normal business hours in such a manner as not to interfere unreasonably with the conduct of the Purchased Business. No investigation by the Purchaser or any of its representatives or other information received by the Purchaser or any of its representatives after the date hereof shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Vendor or the Corporation (including Section 9.1) and shall not be deemed to amend or supplement the Disclosure Letter.

Section 6.7                                   Notice of Certain Events.

(1)                                 During the Interim Period, the Vendor shall promptly notify the Purchaser in writing of any:

(a)                                 result, effects, occurrence, fact, circumstance, development, condition, change, event or action, the existence, occurrence or taking of which has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 7.1 to be satisfied prior to the Outside Date;

(b)                                 notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(c)                                  notice or other communication from any Governmental Entity in connection with any Product; and

(d)                                 any legal proceeding or investigation commenced or, to the knowledge of the Vendor, threatened against, relating to or involving or otherwise affecting the Vendor or the Corporation that, if pending on the date of this Agreement, would have been required to have been disclosed under Section 4.11 (Litigation) or that relates to the transactions contemplated by this Agreement.

(2)                                 The Purchaser’s receipt of information under this Section 6.7 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Vendor in this Agreement (including Section 9.1) and shall not be deemed to amend or supplement the Disclosure Letter.

Section 6.8                                   Financial Statements.

The Vendor and the Corporation shall use commercially reasonable efforts to prepare and provide the Purchaser with the BAR Financial Statements as promptly as practicable following the date hereof. The Vendor and the Corporation shall use commercially reasonable efforts to cause the BAR Financial Statements to be audited (as and to the extent required under Applicable Securities Laws) by the Vendor’s auditor. The Vendor and the Corporation shall use their commercially reasonable efforts to have their auditors enter into an engagement letter with respect to the BAR Financial Statements on customary terms with respect to the auditor’s consent to the incorporation by reference of their auditor’s report on the BAR Financial Statements and to the disclosure of their name in any document filed by the Purchaser under Applicable Securities Laws (to the extent such consent is required under Applicable Securities Laws). The Purchaser shall bear all reasonable documented out-of-pocket costs incurred by the Vendor or the Corporation in connection with the performance by the Vendor and the Corporation of their obligations under this Section 6.8.

Section 6.9                                   Key Employee Retention Plan

If the Vendor or the Corporation or any of their Affiliates seek approval of a key employee retention plan, the employees of the Vendor and its Affiliates set forth in Section 6.9 of the Disclosure Letter shall be included in such plan.

Section 6.10                            Tax Returns.

(1)                                 The Purchaser shall prepare all Tax Returns relating to the Corporation arising from or relating to any Tax period ending on or prior to the Closing Date (or to the portion of any Tax period ending immediately prior to the Closing Date, in the case of a Tax period which begins before and ends after the Closing Date) in a manner consistent with the manner in which prior Tax Returns were filed by the Corporation, subject to applicable Law. The Purchaser shall provide the Vendor with copies of such Tax Returns for review and comment at least 30 days prior to the applicable filing due date in the case of income Tax Returns and as soon as practicable in the case of all other Tax Returns, and shall consider, acting reasonably, all comments received from the Vendor hereon and shall timely file such Tax Returns. The parties hereby acknowledge and agree that the Purchaser, in its sole discretion, may cause the Corporation to make an election pursuant to subsection 256(9) of the Tax Act (and the corresponding provisions of any applicable provincial Tax Law) in respect of its taxation year ending immediately before the acquisition of control of it by the Purchaser.

(2)                                 The Purchaser and the Vendor agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Purchased Shares and the Purchased Business as is reasonably necessary for the filing of all Tax Returns and making of any election related to Taxes, the preparation for any audit by any Governmental Entity, and the prosecution or defence of any claim relating to any Tax Return.  The Purchaser and the Vendor shall cooperate with each other in the conduct of any audit or other proceeding related to Taxes involving the Purchased Shares or the Purchased Business and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 6.10(2).

(3)                                 For greater certainty, nothing in this Section 6.10 shall be construed as requiring the Corporation to file, or the Purchaser to acquiesce to the filing by the Corporation, of any agreement under subsection 80.04(4) of the Tax Act in respect of any Tax period ending on or prior to the Closing Date.

Section 6.11                            CCAA Court Actions.

(1)                                 In accordance with the timetable established in Schedule “A” to Exhibit “D” (as amended, modified, or supplemented with the consent of the Purchaser, not to be unreasonably withheld (the “Bidding Procedures Order”) and the rules of service set out in the Initial Order, the Vendor and the Corporation shall bring a motion seeking an order substantially in the form of the Bidding Procedures Order for approval of (i) the form of this Agreement and Vendor’s and the Corporation’s authority to enter into this Agreement as a “stalking horse bid”, (ii) the bidding procedures governing the sale of the Purchased Shares, and (iii) payment of the Termination Fee and the Expense Reimbursement, to the extent payable by the terms of this Agreement or the Bidding Procedures Order and including a priority charge of the CCAA Court against the assets of each of the  Vendor and Corporation securing the Termination Fee and the Expense Reimbursement which charge shall have priority over all CCAA Court-ordered charges and other Liens, other than the administration charge and the charge in favour of the DIP Lender, each as granted in the Initial Order.  The Vendor and the Corporation shall use commercially reasonable efforts to seek entry of the Bidding Procedures Order within the timeline established by the bidding procedures timetable.

(2)                                 If the Purchaser is determined to be the Successful Bidder pursuant to the Bidding Procedures then, in accordance with the timetable established in Schedule “A” to the Bidding Procedures Order and the rules of service set out in the Initial Order, the Vendor and the Corporation shall bring a motion or motions, to be served by the Vendor and the Corporation on the service list in the CCAA Proceedings and such other Persons as Purchaser may request, seeking an order substantially in the form of Exhibit “C” approving the sale of the Purchased Shares to the Purchaser pursuant to this Agreement on the conditions set forth herein, free and clear of all Liens (to the extent set forth herein) (as amended, modified, or supplemented with the consent of the Purchaser, not to be unreasonably withheld, the “Approval Order”); and (ii) an order substantially in the form of Exhibit “F” terminating the CCAA Proceedings as relates to the Corporation (as amended, modified or supplemented with the consent of the Purchaser, not to be unreasonably withheld, the “Aralez Canada CCAA Termination Order” and together with the Bidding Procedures Order and the Approval Order, the “Court Orders”).

(3)                                 If an Auction is conducted, and the Purchaser is not the prevailing party at the conclusion of such Auction (such prevailing party, the “Successful Bidder”) but is the next highest bidder at the Auction, the Purchaser shall be required to serve as a back-up bidder (the “Back-up Bidder”) and keep Purchaser’s bid to consummate the transactions contemplated by this Agreement on the terms and conditions set forth in this Agreement (as the same may be revised in the Auction with the consent of the Purchaser) open and irrevocable in accordance with the Bidding Procedures Order until the Outside Date.

(4)                                 The Vendor and the Corporation shall use commercially reasonable efforts to cause the bidding procedures approved by the Bidding Procedures Order to provide that any condition to closing set forth in any qualified bid with respect to an Alternative Transaction cannot be more favorable to the bidder in such Alternative Transaction than any similar conditions set forth in this Agreement, it being acknowledged and agreed that such qualified bid for an Alternative Transaction may have (i) additional conditions to closing that are required by law or as a result of the structure of the qualified bid for the Alternative Transaction, (ii) less conditions to closing, or (iii) conditions to closing that are more favourable to the Vendor.

(5)                                 The Vendor and the Corporation shall use their commercially reasonable efforts, and shall cooperate, assist and consult with the Purchaser, to secure the entry of the Bidding Procedures Order and, if applicable, the Approval Order and the Aralez Canada CCAA Termination Order.

(6)                                 If the Bidding Procedures Order, the Approval Order, the Aralez Canada CCAA Termination Order or any other Orders of the CCAA Court relating to this Agreement or the transactions contemplated hereby shall be appealed by any Person or leave to appeal sought (or if any motion for amendment, clarification, modification or stay shall be filed with respect to the Approval Order, Bidding Procedures Order, the Aralez Canada CCAA Termination Order or other such Order), and this Agreement has not otherwise been terminated pursuant to Section 9.1, the Vendor and the Corporation shall take steps to reasonably diligently defend such appeal, leave to appeal or motion and shall use their reasonable best efforts to obtain an expedited resolution of any such appeal, leave to appeal or motion.

Section 6.12                            Copies of Pleadings.

No less than two (2) Business Days prior to service thereof, the Vendor and the Corporation shall, to the extent reasonably practicable, provide the Purchaser with drafts of all documents, motions, orders, filings or pleadings that the Vendor and the Corporation propose to file with the CCAA Court that relate to the Bidding Procedures or the approval of this Agreement and the consummation of the transactions contemplated hereby.  The Vendor and the Corporation shall also promptly (and, in any event, within two (2) Business Days) provide the Purchaser with copies of all pleadings received by or served by or upon the Vendor or the Corporation in connection with the CCAA Proceedings that relate to the Bidding Procedures or, in the Vendor’s or the Corporation’s judgment, are reasonably expected to affect the transactions provided for in this Agreement and which have not, to the actual knowledge of the Vendor or the Corporation, as applicable, otherwise been served on the Purchaser.

Section 6.13                            Non-Solicitation of Bids.

From the date hereof until the date of the entry of the Bidding Procedures Order the Vendor and the Corporation shall not solicit bids for an Alternative Transaction or respond to any inquiries from any Person regarding a potential Alternative Transaction.

Section 6.14                            Financing.

Subject to the terms and conditions of this Agreement, the Purchaser shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the Debt Financing on the terms and subject to the conditions described in the Commitment Letter, including to (A) on a timely basis, negotiate and enter into definitive agreements with respect thereto on the terms and subject to the conditions contained in the Commitment Letter, (B) satisfy on a timely basis all conditions applicable to the Purchaser in the Commitment Letter (and, if such conditions are for any reason not satisfied, to obtain the waiver of such conditions on a timely basis) (but in each case excluding any conditions where the failure to be so satisfied is a result of the Vendor’s material breach of any of its other obligations under this Agreement or a material breach by Deerfield), (C) maintain in full force and effect the Commitment Letter in accordance with the terms thereof, (D)  upon the satisfaction of the conditions in the Commitment Letter, consummate the Debt Financing contemplated by the Commitment Letter at or prior to Closing, and (E) enforce its rights under the Commitment Letter. The Purchaser shall not amend or waive any term or condition of the Commitment Letter that would reasonably be expected to delay, interfere or otherwise impede the consummation of the Closing without the prior written consent of the Vendor.

Section 6.15                            Co-operation with Financing.

Upon the reasonable request of the Purchaser, the Vendor and the Corporation shall provide commercially reasonable cooperation and assistance to the Purchaser in connection with the arrangement of the Debt Financing including, but not limited to, as so requested:

(a)                                 promptly furnishing the Purchaser with financial information, statistical information, diligence materials and any other pertinent information regarding the Vendor and the Corporation as may be reasonably required by the Purchaser or Deerfield;

(b)                                 cooperating with the Purchaser in connection with applications to obtain consents, approvals or authorizations which may be reasonably necessary in connection with the Debt Financing;

(c)                                  reasonably facilitating the provision of guarantee and pledging of collateral, including by executing and delivering definitive financing documents, including pledge and security documents, customary certificates and other documents (including original stock certificates and/or limited liability company membership or equity interests, with transfer powers executed in blank), to the extent reasonably requested by the Purchaser or reasonably required by Deerfield in connection with the Debt Financing (provided that (A) none of the documents or certificates shall be executed and/or delivered except in connection with the Closing, (B) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing and (C) no liability shall be imposed on the Vendor, any of its Affiliates or any of their respective directors, officers or employees involved);

(d)                                 assisting with the review of and granting of security interests in collateral as may be reasonably required by Deerfield;

(e)                                  assisting with procuring customary payoff letters, lien releases and terminations (other than the Deerfield Release Letter) as may be reasonably required by Deerfield;

(f)                                   providing all documents and information regarding the Vendor and its Affiliates as reasonably required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001 and Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) at least three Business Days prior to the Closing;

(g)                                  assisting the Purchaser with the Purchaser’s efforts to establish bank and other accounts as reasonably necessary in connection with the Debt Financing, including, but not limited to, blocked account agreements, control agreements and lock box arrangements; and

(h)                                 taking reasonable corporate actions, including delivery of customary officer’s and secretary’s certificates, subject to and only effective upon the occurrence of the Closing, reasonably necessary to permit the consummation of the Debt Financing, provided no liability shall be imposed on the Vendor, any of its Affiliates or any of their respective directors, officers or employees involved.

Section 6.16                            Transition Services.

(1)                                 The Vendor shall, during the period commencing on the date hereof and ending upon the earlier of (i) the date that is six months following the Closing and (ii) the date of the termination of the CCAA Proceedings, use its commercially reasonable efforts to provide such services and assistance to the Purchaser as the Purchaser may reasonably request to facilitate the transition of the Purchased Business to the Purchaser, including, as requested, IT support, accounting services, consulting services, insurance administration, intellectual property administration, litigation support and shared facilities (the “Transitional Services”). The Parties acknowledge the transitional nature of the Transitional Services. Accordingly, as promptly as practicable following the execution of this Agreement, the Purchaser agrees to use commercially reasonable efforts to transition of each Transitional Service to its own internal organization or to obtain alternate third-party sources (at the Purchaser’s expense) to provide the Transitional Services, and the Vendor and the Corporation agree to use commercially reasonable efforts to assist the Purchaser in connection therewith.

(2)                                 Without limiting the generality of the foregoing, following Closing, the Vendor will use commercially reasonable efforts to make the individuals set forth in Section 6.16 of the Disclosure Letter (other than any employees of the Corporation) available to provide Transitional Services to the extent requested by the Purchaser. Notwithstanding the foregoing, during the Transition Services period set forth in Section 6.16(1) the Parties agree that neither the Vendor nor any of its affiliates shall have any obligation to (a) hire replacements for employees that resign, retire or are fired “for cause” or hire additional employees or (b) subject to Section 6.9, enter into retention agreements with employees or otherwise provide any incentive beyond payment of regular salary and benefits.

(3)                                 The Purchaser shall reimburse the Vendor, on a “cost-pass-through” basis, for the cost of the Transitional Services provided by the Vendor following Closing as requested by the Purchaser.

(4)                                 The Purchaser may terminate any Transitional Service, in whole and not in part, upon thirty (30) days’ notice to the Vendor in writing of any such determination. Upon the termination of any Transitional Services, the Vendor shall have no further obligation to provide the applicable terminated Transitional Services and the Purchaser will have no obligation to pay any future compensation relating to such Transitional Services (other than costs required to be paid by the Purchaser pursuant to Section 6.16 in respect of Transitional Services already provided and received by the Purchaser prior to such termination).

(5)                                 The Vendor represents, warrants and agrees that the Transitional Services shall be provided in good faith, in accordance with Law and with the same standard of care as historically undertaken by or on behalf of the Vendor. The Vendor will use commercially reasonable efforts to assign sufficient resources and qualified personnel as are reasonably required to perform the Transitional Services in accordance with the standards set forth in the preceding sentence, but subject to the other terms and conditions of this Section 6.16.

Section 6.17                            Deposit

The Purchaser shall use commercially reasonable efforts to cause the Deposit to be deposited with the Escrow Agent to be held in escrow in accordance with the terms of the Deposit Escrow Agreement within five (5) Business Days of the date hereof.

Section 6.18                            TSX Conditional Approval

Promptly following the date hereof, the Purchaser shall use commercially reasonable efforts to have the Toronto Stock Exchange conditionally approve, as soon as commercially practicable, the potential issuance of equity of the Purchaser as contemplated by the Debt Financing on the terms set forth in the Commitment Letter, subject only to the satisfaction of the customary listing conditions of the Toronto Stock Exchange (which shall not include the requirement to obtain any approval of the shareholders of the Purchaser prior to Closing). The Purchaser shall promptly notify the Vendor of the occurrence of any event or circumstance that it is aware of that would reasonably be expected to materially impede or delay the Purchaser’s ability to obtain such conditional approval, provided that any such notification shall not otherwise relieve the Purchaser of its obligations under this Section 6.18.

Section 6.19                            License Agreements

The Vendor shall, and shall cause its subsidiaries to, as applicable, use commercially reasonable efforts to transfer any IT Licenses specified by the Purchaser in writing that are not owned by the Corporation to the Corporation prior to Closing or as promptly following Closing as reasonably practicable. Notwithstanding the foregoing, the Parties hereto acknowledge and agree that the transfer of the IT Licenses are not a condition to Closing. To the extent that any Affiliate of the Corporation has prepaid expenses under the IT Licenses for services to be provided to or for the Corporation following the Effective Time, such IT License shall only be transferred to the Corporation provided the Purchaser reimburses such Affiliate, directly or indirectly, for the actual cost of such prepaid expenses.

Section 6.20                            Claims Process

The Vendor and the Corporation shall bring a motion in the CCAA Court seeking approval of a claims process (the “Claims Process”) in form and substance customary for claims processes in CCAA proceedings and otherwise satisfactory to the Purchaser, acting reasonably, pursuant to which all claims against the Vendor and the Corporation and their respective directors and officers shall be solicited and determined, including any claims that may exist in relation to the Specified Amounts. The Claims Process shall include a claims bar date that is before the Closing Date. A claim related to a Specified Amount shall be included in Indebtedness for the purposes of calculating the Estimated Closing Indebtedness and the Closing Indebtedness unless: (A) such Specified Amount is paid by the Corporation or (B) (i) the Claims Process is approved by the CCAA Court and the Aralez Canada CCAA Termination Order is entered; and (ii) either (x) no claim in relation to such Specified Amount is filed in accordance with the Claims Process or otherwise permitted to be filed by the CCAA Court, or (y) to the extent a claim in relation to a Specified Amount is filed in accordance with the Claims Process or otherwise permitted to be filed by the CCAA Court, such claim has been disallowed in full without any further ability on the part of the claimant to dispute, appeal or otherwise contest such disallowance, or (z) to the extent a claim in relation to a Specified Amount is filed in accordance with the Claims Process or otherwise permitted to be filed by the CCAA Court and is disputed, under appeal or otherwise contested as at the Closing, in which case the full amount of the claim shall be included in Estimated Closing Indebtedness and Closing Indebtedness unless such claim is reduced as a result of such dispute, appeal or contestation prior to the date on which the Adjustment Amount is finally determined (the “Adjustment Date”) in which case the amount included in Closing Indebtedness in respect of such claim shall be such reduced amount; provided that in the event that following the Adjustment Date any amount of a claim related to a Specified Amount included in the Closing Indebtedness pursuant to this clause (z) is finally determined to be disallowed, the Purchaser shall remit such disallowed amount to the Monitor on behalf of the Vendor within five (5) Business Days of such determination.  Notwithstanding the foregoing, if a claim is allowed for an amount that is greater than nil but less than the applicable amount filed with respect to such claim in the Claims Process, the Indebtedness shall be adjusted in the amount of the allowed claim. In the event that any claims in relation to a Specified Amount are determined to be owing by the Corporation pursuant to the Claims Process, the Purchaser shall cause the Corporation to pay such amounts following the Closing to the relevant party as determined by the Claims Process.

Section 6.21                            Aralez Trademark

(a)                                 The Vendor shall change its name to remove any reference to “Aralez” and to change the style of cause in the CCAA Proceedings, in each case as soon as practicable and in any event not later than ninety (90) days of the Closing Date (“Transition Period”) and shall provide the Purchaser with documentation to evidence the change of name. On and after the Closing Date, the Vendor shall not, and shall cause its Affiliates not to, represent that they are, or otherwise hold themselves out as being, affiliated with Purchaser.

(b)                                 Subject to the terms and conditions set out in this Section 6.21, Purchaser hereby grants the Vendor a non-exclusive, non-transferable, royalty-free, revocable license, during the Transition Period, to use and distribute its existing stock of signs, business cards, letterheads, invoice forms, advertising, sales, marketing and promotional materials, and other documents and materials containing or bearing the Aralez Trademark (“Existing Materials”) in connection with the continued operation of its business solely in a manner consistent with the Vendor’s operation of the Purchased Business immediately prior to the Closing Date.

(c)                                  Any use of the Aralez Trademark shall only be in a form and manner consistent with a level of quality equal to or greater than the quality of services in connection with which Vendor used the Aralez Trademark in connection with the Purchased Business immediately prior to the Closing, and shall comply with all applicable Laws and industry practice in connection with its use of the Aralez Trademark and Existing Materials. All goodwill generated by the Vendor’s use of the Aralez Trademark shall inure solely to Purchaser’s benefit.

(d)                                 Vendor shall not, nor attempt to, nor permit, enable or request any other Person to: (i) use the Aralez Trademark in any manner, or engage in any other act or omission, that tarnishes, degrades, disparages or reflects adversely on the Aralez Trademark or the Purchaser or its Affiliates’ (including the Corporation’s) business or reputation, or that might dilute or otherwise harm the value, reputation or distinctiveness of or the Purchaser’s or its Affiliates’ (including the Corporation’s) goodwill in the Aralez Trademark (ii) register or file applications to register in any jurisdiction any trademark that consists of, incorporates, is confusingly similar to, or is a variation, derivation, modification or acronym of, the Aralez Trademark; or

(iii) contest the ownership or validity of the Aralez Trademark, including in any litigation or administrative proceeding.

(e)                                  Buyer may immediately terminate the limited license in this Section 6.21 if Vendor or its Affiliates fail to comply with the terms and conditions of this Section 6.21 or otherwise fail to comply with Buyer’s reasonable directions in relation to the use of the Aralez Trademark.

ARTICLE 7
CONDITIONS OF CLOSING

Section 7.1                                   Conditions for the Benefit of the Purchaser.

The purchase and sale of the Purchased Shares is subject to the following conditions being satisfied on or prior to the Closing Date, which conditions are for the exclusive benefit of the Purchaser and may be waived (subject to applicable Law), in whole or in part, by the Purchaser in its sole discretion:

(a)                                 Truth of Representations and Warranties. The representations and warranties of the Vendor and the Corporation contained in Section 4.1 (Organization; Good Standing; Qualification), Section 4.2 (Authority and Enforceability), Section 4.5 (The Assets and Purchased Shares Generally) and Section 4.27 (Brokers and Finders) must be true and correct (disregarding any “materiality”, “Material Adverse Effect” or similar qualifications contained therein) in all material respects on the date hereof and as of the Closing with the same force and effect as if such representations and warranties were made on and as of such date (provided that if a representation and warranty speaks only as of a specific date it only need to be true and correct as of that date) and all other representations and warranties of the Vendor and the Corporation contained in this Agreement must be true and correct (disregarding any “materiality”, “Material Adverse Effect” or similar qualifications contained therein) on the date hereof and as of the Closing with the same force and effect as if such representations and warranties were made on and as of such date (provided that if a representation and warranty speaks only as of a specific date it only needs to be true and correct as of that date), except where the failure of such representations and warranties to be so true and correct would not have, or be reasonably expected to have or lead to, a Material Adverse Effect.  The Vendor and the Corporation shall also have executed and delivered a certificate confirming the foregoing signed by a senior officer.

(b)                                 Performance of Covenants. The Vendor and the Corporation must have fulfilled or complied, in all material respects, with all covenants contained in this Agreement required to be fulfilled or complied with each of them at or prior to the Closing.  The Vendor and the Corporation shall also have executed and delivered a certificate confirming the foregoing signed by a senior officer.

(c)                                  Required Consents. Either: (i) each of the Required Consents shall have been obtained; or (ii) the CCAA Court shall have granted such relief relating to the Required Consents as the Purchaser considers necessary in its sole and absolute discretion.

(d)                                 Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect, or any event, result, effect, occurrence, fact, circumstance, development, condition or change that would reasonably be expected to result in a Material Adverse Effect.

(e)                                  Closing Deliveries. The Purchaser must have received the following:

(i)                                     a CCAA Court certified copy of each of the Bidding Procedures Order, the Approval Order and the Aralez Canada CCAA Termination Order;

(ii)                                  the certificates referred to in Section 7.1(a) and Section 7.1(b);

(iii)                               the originals of the Books and Records;

(iv)                              resignations effective as of the Effective Time of each director and officer of the Corporation;

(v)                                 releases from the Vendor and its Affiliates (other than the Corporation) of all claims they may have against the Corporation, or other documentation evidencing the settlement and release (including via set-off of any amounts owing by the Corporation to the Vendor of its other Affiliates) of all such claims, in a form acceptable to the Purchaser, acting reasonably;

(vi)                              the Purchased Shares duly endorsed to the Vendor;

(vii)                           each of the Ancillary Agreements to which the Vendor or any of its Affiliates is a party, validly executed by a duly authorized representative of the Vendor or its applicable Affiliate;

(viii)                        a receipt acknowledging receipt of the Closing Payment, in satisfaction of the Purchaser’s obligations pursuant to Section 3.2, validly executed by a duly authorized representative of the Vendor;

(ix)                              evidence reasonably satisfactory to the Purchaser that a CCAA Court certified copy of the Monitor’s Certificates will be delivered to the Purchaser forthwith following Closing;

(x)                                 a duly executed copy of the Deerfield Release Letter by Deerfield;

(xi)                              evidence that the Purchased Shares are free and clear of all Liens as set out in the Approval Order; and

(xii)                           evidence of the consummation of the transactions contemplated by the Pre-Closing Reorganization.

(f)                                   No Illegality. There shall not be in effect any applicable Law which enjoins or prohibits any of the transactions contemplated by this Agreement. No action shall have been commenced or threatened in writing against the Purchaser, the Vendor or the Corporation which seeks to restrain or prohibit any transaction contemplated hereby or the ability of the Purchaser to conduct the Purchased Business after the Closing in substantially the same manner as conducted before the Closing.

(g)                                  CCAA Orders. The CCAA Court shall have entered each of the Court Orders, and each of the Court Orders shall be a Final Order.  The Initial Order and the CCAA stay of proceedings shall be in full force and effect.

(h)                                 U.S. Asset Purchase Agreement. The conditions set forth in Section 6.1 and Section 6.2 of the U.S. Asset Purchase Agreement (other than those conditions that by their terms are to be satisfied at Closing and the delivery of any deliverables of the Purchaser or its Affiliates) shall have been satisfied, or waived by the Purchaser or its Affiliates in their sole discretion, at or prior to Closing.

(i)                                     No Liens on Assets. The Assets shall be free and clear of all Liens other than Permitted Liens, provided that the Parties hereto acknowledge and agree that this Section 7.1(i) shall, unless the Vendor has knowledge to the contrary, be satisfied by the satisfactory review by the Purchaser of customary lien searches against the Corporation pursuant to the Personal Property Security Act (Ontario), the Personal Property Security Act (British Columbia) and such other Canadian jurisdictions as the Purchaser may reasonably request.

(j)                                    TSX Conditional Approval. The Toronto Stock Exchange shall have conditionally approved the Debt Financing on the terms set forth in the Commitment Letter, subject only to the satisfaction of the customary listing conditions of the Toronto Stock Exchange (which shall not include the requirement to obtain any approval of the shareholders of the Purchaser prior to Closing).

Section 7.2                                   Conditions for the Benefit of the Vendor.

The purchase and sale of the Purchased Shares is subject to the following conditions being satisfied on or prior to the Closing Date, which conditions are for the exclusive benefit of the Vendor and may be waived, in whole or in part, by the Vendor in its sole discretion:

(a)                                 Truth of Representations and Warranties. The representations and warranties of the Purchaser contained in this Agreement must be true and correct (disregarding any “materiality” or similar qualifications contained therein) on the date hereof and as of the Closing with the same force and effect as if such representations and warranties were made on and as of such date (provided that if a representation and warranty speaks only as of a specific date it only needs to be true and correct as of that date), except where the failure of such representations and warranties to be so true and correct would not materially adversely affect the ability of the Purchaser to consummate the transactions contemplated hereby. The Purchaser shall also have executed and delivered a certificate confirming the foregoing, signed by a senior officer.

(b)                                 Performance of Covenants. The Purchaser must have fulfilled or complied, in all material respects, with all covenants contained in this Agreement required to be fulfilled or complied with by it at or prior to the Closing.  The Purchaser shall also have executed and delivered a certificate confirming the foregoing, signed by a senior officer.

(c)                                  Closing Deliveries. The Vendor must have received the following:

(i)                                     certified copies of (A) the charter documents and extracts from the by-laws of the Purchaser relating to the execution of documents, (B) all resolutions of the shareholders and the board of directors of the Purchaser, as applicable, approving the entering into and completion of the transactions contemplated by this Agreement and Ancillary Agreements, and (C) a list of its officers and directors authorized to sign this Agreement together with their specimen signatures;

(ii)                                  a certificate of status, compliance, good standing or like certificate with respect to the Purchaser issued by appropriate government official of the jurisdiction of its incorporation;

(iii)                               the certificates referred to in Section 7.2(a) and Section 7.2(b);

(iv)                              each of the Ancillary Agreements to which the Purchaser or any of its Affiliates is a party, validly executed by a duly authorized representative of the Purchaser or its applicable Affiliate; and

(v)                                 the Closing Payment in accordance with Section 3.2.

(d)                                 Deposit. The Vendor shall have received a duly executed copy of an instruction letter from the Purchaser instructing the Escrow Agent to disburse the Deposit (less the Purchase Price Adjustment Escrow Amount) at the Closing to the Monitor, on behalf of the Vendor, in immediately available funds to accounts designated at least two (2) Business Days prior to the Closing Date by the Vendor in a written notice to the Escrow Agent.

(e)                                  No Illegality. There shall not be in effect any applicable Law which enjoins or prohibits any of the transactions contemplated by this Agreement. No action shall have been commenced or threatened in writing against the Purchaser, the Vendor or the Corporation, other than any such action relating to the CCAA Proceedings, which seeks to restrain or prohibit any transaction contemplated hereby.

(f)                                   CCAA Orders. The CCAA Court shall have entered each of the CCAA Court Orders, and each of the CCAA Court Orders shall be in full force and effect.

(g)                                  U.S. Asset Purchase Agreement. The conditions set forth in Section 6.1 and Section 6.3 of the U.S. Asset Purchase Agreement (other than those conditions that by their terms are to be satisfied at Closing and the delivery of any deliverables of the Vendor, the Corporation or its Affiliates) shall have been satisfied, or waived by the Vendor or its Affiliates in their sole discretion, at or prior to Closing.

ARTICLE 8
CLOSING

Section 8.1                                   Date, Time and Place of Closing.

The completion of the transaction of purchase and sale contemplated by this Agreement will take place at the offices of Stikeman Elliott LLP, Suite 5300, Commerce Court West, Toronto, Ontario, at 8:00 a.m. (Toronto Time) on the Closing Date or at such other place, on such other date and at such other time as may be agreed upon in writing between the Vendor and the Purchaser.

Section 8.2                                   Closing Procedures.

Subject to satisfaction or waiver by the relevant Party of the conditions of closing, on the Closing Date, the Vendor shall deliver actual possession of the Purchased Shares and upon such deliveries the Purchaser shall pay or satisfy the Purchase Price in accordance with Section 3.2. The transfer of the Purchased Shares shall be deemed to take effect at the Effective Time.

Section 8.3                                   Monitor’s Certificates

The Parties hereby acknowledge and agree that the Monitor will be entitled to file the Monitor’s Certificates with the CCAA Court without independent investigation upon receiving written confirmation from the Vendor and the Purchaser that all conditions to Closing set forth in Article 7 have been satisfied or waived, and the Monitor will have no liability to the Vendor or the Purchaser or any other Person as a result of filing the Monitor’s Certificates or otherwise in connection with this Agreement or the transactions contemplated hereunder (whether based on contract, tort or any other theory).

ARTICLE 9
TERMINATION

Section 9.1                                   Termination Rights.

This Agreement may, by notice in writing given prior to the Closing, be terminated:

(a)                                 by the mutual written agreement of the Vendor and the Purchaser;

(b)                                 by the Purchaser or the Vendor if there has been a material breach of this Agreement by the other Party such that the conditions of closing for the benefit of the non-breaching Party would not be satisfied (provided that the non-breaching Party is not also in breach of this Agreement so as to cause the conditions of Closing for the benefit of the other Party to not be satisfied), and such breach has not been cured within fifteen (15) days following notice of such breach by the non-breaching Party; provided that, for greater certainty, a failure by the Purchaser to provide, or cause to be provided, the Vendor with sufficient funds to complete the transactions contemplated by this Agreement at the time which the Closing should have occurred shall not be subject to this Section 9.1(b) and shall only be subject to Section 9.1(i), provided that such failure is not the result of a material breach of this Agreement by the Purchaser;

(c)                                  by the Purchaser or the Vendor (i) if an Alternative Transaction is entered into other than in connection with an Auction, (ii) if there is an Auction, the Purchaser is not declared the Successful Bidder at the Auction and the Purchaser is not required to serve as the Back-up Bidder pursuant to Section 6.11(3), or (iii) if there is an Auction, Purchaser is not declared the Successful Bidder at the Auction and Purchaser is required to serve as the Back-up Bidder pursuant to Section 6.11(3); provided, that any termination pursuant to this clause (iii) shall not be effective until the earlier of the occurrence of the Outside Date or the consummation of an Alternative Transaction;

(d)                                 by the Purchaser, if (i) the CCAA Court has not approved and entered the Bidding Procedures Order prior to 11:59 p.m. (prevailing Eastern Time) on the day that is 30 days following the date of this Agreement, (ii) the CCAA Court has not approved and entered the Approval Order and the Aralez Canada CCAA Termination Order prior to 11:59 p.m. (prevailing Eastern Time) on the day that is 50 days following the entry of the Bidding Procedures Order or such later date not later than three Business Days prior to the Outside Date, if such date is ordered by the CCAA Court or (iii) following entry of the Approval Order, the Bidding Procedures Order and the Aralez Canada CCAA Termination Order, such Order is stayed, reversed, modified, vacated or amended in such a way as to frustrate consummation of the transaction contemplated by this Agreement or in a way that the Purchaser, acting reasonably, considers to be adverse to its ability to consummate the transactions contemplated by this Agreement and such stay, reversal, modification, vacation or amendment is not eliminated within 30 days;

(e)                                  by Purchaser, if (i) the Vendor or the Corporation seeks to have the CCAA Court enter an Order (or consents to or does not oppose entry of an order) appointing a trustee, receiver or other Person responsible for operation or administration of the Vendor, the Corporation or their respective businesses or assets, or a responsible officer for any of the Vendor, the Corporation or an examiner with enlarged power relating to the operation or administration of the Vendor, the Corporation or their respective businesses or assets prior to Closing, or (ii) the CCAA Proceedings are terminated or a trustee in bankruptcy or receiver is appointed in respect of the Vendor or the Corporation or their respective businesses or assets prior to Closing, and such trustee in bankruptcy or receiver refuses or fails to confirm in writing to the

Purchaser its agreement to proceed with the transactions contemplated by this Agreement within three (3) Business Days of their appointment;

(f)                                   by the Purchaser or the Vendor if Closing has not occurred by the Outside Date, provided that such terminating Party is not in material breach of this Agreement at the time of such termination; provided, further, that (a) the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 9.1(f) during the pendency of any Litigation brought prior to the Outside Date by the Vendor for specific performance of this Agreement (to the extent available pursuant to Section 11.12), and (b) the Vendor shall not have the right to terminate this Agreement pursuant to this Section 9.1(f) during the pendency of any Litigation brought before the Outside Date by the Purchaser for specific performance of this Agreement;

(g)                                  by the Purchaser if the U.S. Asset Purchase Agreement is terminated;

(h)                                 by the Vendor if the Deposit is not received by the Escrow Agent within five (5) Business Days the date of this Agreement as a result of the Purchaser’s failure to comply with its obligations under Section 6.17; or

(i)                                     by the Vendor if, (i) all of the conditions set forth in Section 7.1 are satisfied or waived by the Purchaser as of the Closing Date (other than those conditions that, by their nature, can only be satisfied as of the Closing Date, but which would be satisfied as of the Closing Date); (ii) the Vendor has irrevocably notified the Purchaser in writing that (A) it is ready, willing and able to consummate the transactions contemplated by this Agreement, and (B) all conditions set forth in Section 7.2 have been and continue to be satisfied (other than those conditions that, by their nature, can only be satisfied as of the Closing Date, but which would be satisfied as of the Closing Date) or that it is willing to irrevocably waive any unsatisfied conditions set forth in Section 7.2; (iii) the Vendor has given the Purchaser written notice at least two (2) Business Days prior to such termination stating the Vendor’s intention to terminate this Agreement pursuant to this Section 9.1(i); and (iv) the Purchaser does not provide, or cause to be provided, the Vendor with sufficient funds to complete the transactions contemplated by this Agreement at the time which the Closing should have occurred by the expiration of the two (2) Business Day period contemplated by clause (iii) hereof.

Section 9.2                                   Procedure and Effect of Termination.

(1)                                 If a Party waives compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of its rights of termination in the event of non-fulfilment, non-observance or non-performance of any other condition, obligation or covenant in whole or in part. Termination of this Agreement by either the Vendor or the Purchaser shall be by delivery of a written notice to the other.  Such notice shall state the termination provision in this Agreement that such terminating Party is claiming provides a basis for termination of this Agreement.  Termination of this Agreement pursuant to the provisions of Section 9.1 shall be effective upon and as of the date of delivery of such written notice as determined pursuant to Section 11.1 .

(2)                                 If this Agreement is terminated, the Parties are released from all of their obligations under this Agreement, except that each Party’s obligations under Section 9.2(3), Section 9.3, Section 11.1, Section 11.3, Section 11.4, Section 11.5, Section 11.9 and Section 11.13, Section 11.14 will survive such termination.

(3)                                 As soon as practicable following a termination of this Agreement for any reason, but in no event more than 30 days after such termination, the Purchaser and the Vendor shall, to the extent practicable, withdraw all filings, applications and other submissions relating to the transactions contemplated by this Agreement filed or submitted by or on behalf of such Party, any Governmental Entity or other Person.

(4)                                 Notwithstanding anything to the contrary in this Agreement, the Purchaser shall only be entitled to exercise its applicable termination rights pursuant to Section 9.1(d) as a result of the failure of the CCAA Court to grant a priority charge with respect to the Termination Fee and Expense Reimbursement as required by Section 6.11(1)(iii), if the Purchaser has provided written notice of the exercise of such right of termination within five (5) Business Days of the issuance of the Bidding Procedures Order.

Section 9.3                                   Termination Fee, Expense Reimbursement and Deposit.

(1)                                 In the event that:

(a)                                 this Agreement is terminated by the Vendor or the Purchaser, as applicable, in accordance with (i) Section 9.1(c), (ii) Section 9.1(f) if any of the Vendor’s actions or failures to fulfill any obligation under this Agreement has contributed to the failure of the Closing to occur on or before the Outside Date, and such actions or failures to perform constituted a breach of this Agreement in any material respect, (iii) Section 9.1(b) by the Purchaser, Section 9.1(d)(ii), Section 9.1(d)(iii), or Section 9.1(e), (iv) Section 9.1(g) (if a termination fee and expense reimbursement are payable under the U.S. Asset Purchase Agreement as a result of the termination thereof), or (v) any other termination of this Agreement at a time when this Agreement  was terminable under any of the circumstances set forth under subsections (i), (ii), (iii) or (iv) of this Section 9.3(1)(a), then in any of such cases, the Vendor and the Corporation shall pay the Purchaser by wire transfer of immediately available funds to the account specified by the Purchaser to the Vendor in writing, the Termination Fee and Expense Reimbursement, and the Vendor, the Corporation and the Purchaser agree that neither the Expense Reimbursement nor the Termination Fee is a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Purchaser for the time and effort associated with initial due diligence and negotiation of this Agreement and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated herein. If this Agreement is terminated pursuant to clause (i) above, the Termination Fee and Expense Reimbursement shall be paid by the earlier of twenty-one (21) days after such termination and the date an Alternative Transaction is consummated.  If this Agreement is terminated pursuant to clause (ii), (iii), (iv) or (v) above, the Termination Fee and Expense Reimbursement shall be paid within three (3) Business Days of the date of such termination; or

(b)                                 this Agreement is otherwise terminated by the Purchaser in accordance with Section 9.1(d)(i), or Section 9.1(f) (other than as a result of the failure of the Vendor to satisfy or waive the condition set out in Section 7.1(j)) or Section 9.1(g) (if expense reimbursement is payable under the U.S. Asset Purchase Agreement as a result of the termination thereof), then Vendor and the Corporation shall promptly (and in any event within three (3) Business Days of such event) pay the Purchaser by wire transfer of immediately available funds to the account specified by the Purchaser to Vendor in writing, and the Purchaser shall be deemed to have earned, the Expense Reimbursement, which shall be paid within three (3) Business Days of the date of such termination.

(c)                                  The Vendor agrees and acknowledges that the Purchaser’s due diligence, efforts, negotiation, and execution of this Agreement have involved substantial investment of management time and have required significant commitment of financial, legal, and other resources by the Purchaser and its Affiliates and that such due diligence, efforts, negotiation, and execution have provided value to the Vendor.

(2)                                 If this Agreement is terminated by the Vendor pursuant to Section 9.1(b), the Purchaser shall direct the Escrow Agent to disburse the Deposit to the Monitor in accordance with the terms of the Escrow Agreement. Upon any termination of this Agreement (other than termination by the Vendor pursuant to Section 9.1(b), the Vendor shall direct the Escrow Agent to disburse the Deposit to the Purchaser in accordance with the terms of the Escrow Agreement.

(3)                                 The Parties acknowledge and agree that the terms and conditions set forth in this Section 9.3 with respect to the payment of the Termination Fee and Expense Reimbursement are subject to the CCAA Court entering the Bidding Procedure Order, it being understood that the Purchaser may terminate this Agreement if the CCAA Court does not approve the Termination Fee and Expense Reimbursement contemplated hereby (including the contemplated priority charge in respect thereof), in which case the Deposit (plus all accrued interest or earnings thereon) shall be forthwith returned to the Purchaser.  The Parties acknowledge that the agreements contained in this Section 9.3 are commercially reasonable and an integral part of the transactions, and that without these agreements, the Parties would not enter into this Agreement and consummate the transactions contemplated hereby.  For the avoidance of doubt, but subject to Section 10.2, the covenants set forth in this Section 9.3 are continuing obligations, separate and independent from the other obligations of the Parties expressly set forth in this Agreement (and shall not limit the Parties’ other rights expressly set forth in this Agreement), and survive termination of this Agreement.  The Vendor and the Corporation shall be jointly and severally liable for payment of the Termination Fee and the Expense Reimbursement to the Purchaser.

ARTICLE 10
NO SURVIVAL OF REPRESENTATIONS, WARRANTIES AND PRE-CLOSING COVENANTS

Section 10.1                            No Survival.

The representations and warranties of the Parties and the covenants and agreements of the Parties that are to be performed prior to the Closing, whether contained in this Agreement or in any agreement or document delivered pursuant to this Agreement or any Ancillary Agreement, shall not survive beyond the Closing and there shall be no liability following the Closing in respect thereof, whether such liability has accrued prior to or after the Closing, on the part of any Party or any of its officers, directors, equity holders, managers, agents or Affiliates; provided, however, that this Section 10.1 shall not limit (a) any covenant or agreement of the parties that by its terms contemplates performance after the Closing, and such covenants or agreements shall survive until fully performed, and (b) any recovery by any Person in the case of fraud or willful breach.

Section 10.2                            No Recourse.

(1)                                 Except to the extent otherwise expressly provided in Section 11.12, the Purchaser’s sole and exclusive remedy (a) for a breach of any representation or warranty made by the Vendor or the Corporation herein or in any document delivered pursuant hereto or (b) for a breach of any covenant made by the Vendor or the Corporation herein or in any document delivered pursuant hereto and required to be performed by the Vendor or the Corporation on or prior to the Closing, shall, in either case, be limited to the Purchaser’s right to terminate this Agreement to the extent permitted pursuant to Section 9.1, in which case the Vendor and the Corporation shall not have any liability except to the extent expressly provided in Section 9.3.

(2)                                 Except to the extent otherwise expressly provided in Section 11.12, the Vendor’s sole and exclusive remedy (a) for a breach of any representation or warranty made by the Purchaser herein or in any document delivered pursuant hereto or (b) for a breach of any covenant made by the Purchaser herein or in any document delivered pursuant hereto and required to be performed by the Purchaser on or prior to the Closing, shall, in either case, be limited to the Vendor’s right to terminate this Agreement to the extent permitted pursuant to Section 9.1(b) and to receive the Deposit pursuant to Section 9.3(2), in which case the Purchaser shall not have any further liability of any kind (whether in equity or at Law, in Contract, in tort or otherwise).

ARTICLE 11
MISCELLANEOUS

Section 11.1                            Notices.

Any notice, direction or other communication given regarding the matters contemplated by this Agreement or any Ancillary Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier or e-mail (with a delivery confirmation requested) and addressed:

(a)                                 to the Vendor at:

Aralez Pharmaceuticals Inc.

7100 West Credit Avenue

Suite 101

Mississauga, Ontario L5N 0E4

Attention:                                         Adrian Adams

Telephone:                                   (610) 724-3974

Email:                                                            aadams@aralez.com

with a copy to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto ON M5L 1B9

Attention:                                         Jonah Mann

Telephone:                                   (416) 869-5518

Email:                                                            jmann@stikeman.com

and with a copy to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York NY 10019-6099

Attention:                                         Adam M. Turteltaub

Telephone:                                   (212) 728-8593

Email:                                                            aturteltaub@willkie.com

(b)                                 to the Purchaser at:

Nuvo Pharmaceuticals Inc.

6733 Mississauga Road, Unit 610

Mississauga, Ontario

Canada L5N 6J5

Attention:                                         Jesse Ledger

Telephone:                                   (905) 673-4276

Email:                                                            jledger@nuvopharm.com

with a copy to:

Goodmans LLP
333 Bay Street, Suite 3400
Toronto ON M5H 2S7

Attention:                                         Robert Vaux and Chris Sunstrum

Telephone:                                   (416) 597-6265 and (416) 597-4270

Email:                                                            rvaux@goodmans.ca; csunstrum@goodmans.ca

A Notice is deemed to be given and received (i) if sent by personal delivery or courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, or (ii) if sent by e-mail, on the Business Day following the date of confirmation of delivery by delivery request confirmation. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a Notice will be assumed not to be changed. Sending a copy of a Notice to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a Party.

Section 11.2                            Time of the Essence.

Time is of the essence in this Agreement.

Section 11.3                            Announcements.

No press release, public statement or announcement or other public disclosure (a “Public Statement”) with respect to this Agreement or the transactions contemplated in this Agreement may be made except (a) with the prior written consent and joint approval of the Vendor and the Purchaser, or (b) if required by Law, the CCAA Proceedings or a Governmental Entity. Where the Public Statement is required by Law, the CCAA Proceedings or a Governmental Entity, the Party required to make the Public Statement will use its commercially reasonable efforts to consult with the other Parties, and consider in good faith any revisions proposed by the other Parties, prior to making such disclosure, and shall limit such disclosure to only that information which is legally required to be disclosed.

Section 11.4                            Third Party Beneficiaries.

The Vendor and the Purchaser intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties. No Person, other than the Parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person.

Section 11.5                            Costs and Expenses.

Except as otherwise expressly provided in this Agreement, each Party will pay for their own costs and expenses incurred (and in the case of the Corporation, incurred prior to the Effective Time) in connection with this Agreement and the Ancillary Agreements, and the transactions contemplated hereby and thereby (the “Transaction Expenses”). The costs and expenses referred to in this Section are those which are incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the Ancillary Agreements, and the transactions contemplated hereby and thereby, including the fees and expenses of legal counsel, investment advisers, accountants and other professionals.

Section 11.6                            Amendments.

This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by the Vendor, the Corporation and the Purchaser.

Section 11.7                            Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 11.8                            Non-Merger.

Except as otherwise expressly provided in this Agreement, the covenants, representations and warranties shall not merge on and shall survive the Closing.

Section 11.9                            Entire Agreement.

This Agreement, together with the Ancillary Agreements, the U.S. Asset Purchase Agreement and the Confidentiality Agreement, collectively constitute the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties with respect to such transactions. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement, the Ancillary Agreements, the U.S. Asset Purchase Agreement and the Confidentiality Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 11.10                     Successors and Assigns.

(1)                                 This Agreement becomes effective only when executed by the Vendor, the Corporation and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Vendor, the Purchaser and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns.

(2)                                 Neither this Agreement nor any of the rights or obligations under this Agreement may be assigned or transferred, in whole or in part, by any Party without the prior written consent of the other Parties; provided, however, that the Purchaser shall be permitted, upon prior written notice to the Vendor, to assign all or part of its rights or obligations hereunder to an Affiliate; provided the Purchaser remains jointly and severally liable for the performance of its obligations under this Agreement. Notwithstanding the foregoing, the Purchaser may collaterally assign any of its rights under this Agreement or the Ancillary Agreements to lenders to the Purchaser and its Affiliates, including Deerfield, as security for borrowings without the consent of any Party hereto.

Section 11.11                     Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect.

Section 11.12                     Equitable Relief.

(1)                                 The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that, subject to the provisions of this Section 11.12, a Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including the Purchaser’s covenants to obtain the Debt Financing as contemplated by Section 6.14) in any court of Canada or any state having jurisdiction.  Each Party hereby waives (a) any requirement that the other Party post a bond or other security as a condition for obtaining any such relief, and (b) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

(2)                                 Notwithstanding anything to the contrary contained herein, it is explicitly agreed that the Vendor’s right to enforce the Purchaser’s covenants to obtain the Debt Financing as contemplated by Section 6.14, or to otherwise take any action to consummate the transactions contemplated by this Agreement, shall only be available if (a) all conditions in Section 7.1 have been satisfied or waived by the Purchaser as of the Closing Date (other than those conditions that, by their nature, can only be satisfied as of the Closing Date, but which would be satisfied as of the Closing Date) and the Purchaser fails to consummate the transactions contemplated by this Agreement on the Closing Date; and (ii) the Vendor has irrevocably confirmed in writing to the Purchaser in writing that (A) if specific performance is granted and the Debt Financing is funded, it is ready, willing and able to consummate the transactions contemplated by this Agreement, and (B) all conditions set forth in Section 7.2 have been and continue to be satisfied (other than those conditions that, by their nature, can only be satisfied as of the Closing Date, but which would be satisfied as of the Closing Date) or that it is willing to irrevocably waive any unsatisfied conditions set forth in Section 7.2. In no event will the Vendor or the Corporation be entitled to enforce or seek to enforce specifically the Purchaser’s obligation to consummate the transactions contemplated by this Agreement if the Debt Financing has not been funded (or will not be funded at the Closing).

(3)                                 Each Party hereby agrees not to raise any objections to the availability of equitable remedies to the extent provided for herein, and the Parties further agree that nothing set forth in this Section 11.12 shall require any Party hereto to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 11.12 prior or as a condition to exercising any termination right under this Agreement, nor shall the commencement of any legal action or legal proceeding pursuant to this Section 11.12 or anything set forth in this Section 11.12 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms hereof.

Section 11.13                     No Liability

No director or officer of the Purchaser shall have any personal liability whatsoever to the Vendor under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser.  No director or officer of the Vendor shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Vendor.

Section 11.14                     Governing Law.

(1)                                 This Agreement is governed by and will be interpreted and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(2)                                 Each Party irrevocably attorns and submits to the exclusive jurisdiction of the CCAA Court and waives objection to the venue of any proceeding in such court or that such court provides an inappropriate forum; provided however, that if the CCAA Proceedings are closed or the CCAA Court refuses to exercise jurisdiction, the parties agree to unconditionally and irrevocably submit to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto (and any appellate courts therefrom).

Section 11.15                     Counterparts.

This Agreement may be executed in any number of counterparts, each of which is deemed to be an original, and such counterparts together constitute one and the same instrument. Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this Agreement.

Section 11.16                     Rules of Construction.

The Parties waive the application of any Laws or rule of construction providing that ambiguities in this Agreement shall be construed against the Party drafting this Agreement.

Section 11.17                     Deerfield Related Matters.

Notwithstanding anything to the contrary contained in this Agreement, each of the Parties:  (i) agrees that it will not bring or support any person in any action, suit, proceeding, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against Deerfield (which defined term for the purposes of this Section 11.17 shall include Deerfield and its affiliates, equityholders, members, partners, officers, directors, managers, principals, employees, agents, advisors and representatives involved in the financing contemplated by the Commitment Letter) in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including, but not limited to, any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof or the financings contemplated thereby, in any forum other than state and federal courts sitting in the City of New York, borough of Manhattan; (ii) agrees that, except as specifically set forth in the Commitment Letter, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against Deerfield in any way relating to the Commitment Letter or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction; and (iii) hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation (whether in law or in equity, whether in contract or in tort or otherwise) directly or indirectly arising out of or relating in any way to the Commitment Letter or the performance thereof or the financings contemplated thereby.  Notwithstanding anything to the contrary contained in this Agreement, (a) the Vendor, Corporation and their respective subsidiaries, affiliates, directors, officers, employees, agents, partners, managers, members or stockholders shall not have any rights or claims against Deerfield, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, or in respect of any, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise and (b) Deerfield shall not have any liability (whether in contract, in tort or otherwise) to any of Vendor, Corporation and their respective subsidiaries, affiliates, directors, officers, employees, agents, partners, managers, members or stockholders for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise.  Notwithstanding anything to the contrary contained in this Agreement, (x) Deerfield is an intended third-party beneficiary of, and shall be entitled to the protections of this Section 11.17 and (y) this Section 11.17 shall not be amended without the prior written consent of Deerfield.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF the Parties have executed this Share Purchase Agreement.

PURCHASER:	NUVO PHARMACEUTICALS INC.

	By:	/s/ Jesse Ledger
Authorized Signing Officer

VENDOR:	ARALEZ PHARMACEUTICALS INC.

	By:	/s/ Adrian Adams
Authorized Signing Officer

CORPORATION:	ARALEZ PHARMACEUTICALS CANADA INC.

	By:	/s/ Andrew Koven
Authorized Signing Officer

[Signature page to Share Purchase Agreement]

Exhibit “A”
Representations and Warranties of the Vendor and the Corporation

Section 4.1                                   ORGANIZATION; GOOD STANDING; QUALIFICATION

Each of the Vendor and the Corporation is a corporation duly incorporated, organized or formed, validly existing and in good standing under the Laws of its jurisdiction of organization, and has the requisite corporate and legal power, authority and capacity to own, lease and operate its property and assets now owned or leased and to carry on the portion of the Purchased Business that it conducts as it is now being carried on. Neither the Vendor nor the Corporation has been discontinued or dissolved under the Laws of its respective jurisdiction of organization and no steps or proceedings have been taken to authorize or require such discontinuance or dissolution. Each of the Vendor and the Corporation is duly qualified to carry on business in each jurisdiction in which the nature or character of the respective properties and assets owned, leased or operated by it, including for greater certainty, the Assets or the nature of its business or activities, including for greater certainty, the operation of the portion of the Purchased Business that it conducts, makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect. The Vendor has provided to the Purchaser true, complete and correct copies of the constituent documents of each of the Vendor and the Corporation, in each case as amended.

Section 4.2                                   AUTHORITY AND ENFORCEABILITY

Each of the Vendor and the Corporation has the requisite corporate power, authority and capacity to enter into this Agreement and the Ancillary Agreements to which it is or will be a party and, subject to the Bidding Procedures Order and Approval Order, to perform its respective obligations hereunder or thereunder and to complete the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Agreement to which it is or will be a party, the performance of the obligations hereunder or thereunder and the completion of the transactions contemplated hereby or thereby have been, or will be at or prior to Closing, duly authorized by all necessary corporate action on the part of each of the Vendor and the Corporation. This Agreement and each of the Ancillary Agreements to which each of the Vendor and the Corporation is or will be a party, have been, or will be at or prior to Closing, duly executed and delivered by each of the Vendor and the Corporation and, subject to the CCAA Court (or other court of competent jurisdiction) entry of the Approval Order, constitute or will constitute a legal, valid and binding obligation of each of the Vendor and the Corporation, enforceable against each of them in accordance with its terms, in each case to the extent applicable, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other similar Laws relating to limitations of actions or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and by general principles of equity.

Section 4.3                                   AUTHORIZATIONS AND CONSENTS

Except for the entry of the Bidding Procedures Order and the Approval Order or as set forth in Section 4.3 of the Disclosure Letter, no material Authorization, consent, approval, waiver, notification or filing is required on the part of the Vendor or the Corporation for the execution and delivery by the Vendor or the Corporation of this Agreement, the performance by the Vendor or the Corporation of its obligations hereunder and the completion of the transactions contemplated by this Agreement.

Section 4.4                                   NO VIOLATION

Except as set forth in Section 4.4 of the Disclosure Letter, the execution and delivery by the Vendor or the Corporation of this Agreement, the performance by the Vendor or the Corporation of its obligations hereunder and the completion of the transactions contemplated by the Agreement do not and will not: (i) result in a material violation of any Law; (ii) result in a breach of, or conflict with, the constituent documents of the Vendor or the Corporation; (iii) result in a breach of, or allow any Person to exercise any rights under, or result in the loss of any rights or the imposition of obligations under, any Material Contract or material Authorization to which the Vendor or the Corporation is a party, in each case, which is material to the Purchased Business taken as a whole; or (iv) result in the suspension or alteration in the terms of any material Authorization held by the Corporation or in the creation of any Lien upon any of the Vendor’s or the Corporation’s properties or assets other than any Liens created solely as a result of the acquisition by the Purchaser of the Corporation or in connection with the Debt Financing.

Section 4.5                                   THE ASSETS AND PURCHASED SHARES GENERALLY

(1)                                 Except as set forth in Section 4.5 of the Disclosure Letter, the Corporation owns or has valid rights to the Assets, free and clear of all Liens, except for Permitted Liens.

(2)                                 Except as set forth in Section 4.5 of the Disclosure Letter, no other Person owns any assets that are material to the Purchased Business in substantially the same manner as conducted by Corporation before Closing except for the Real Property Leases listed in Section 4.12 of the Disclosure Letter, personal property leased by the Corporation, Intellectual Property and computer software and programs licensed to the Corporation and products sold pursuant to distribution or similar contracts with the Corporation.

(3)                                 The Vendor legally and beneficially owns and controls and has good and marketable title to the Purchased Shares, free and clear of all Liens other than Permitted Liens.

(4)                                 Except as set forth in Section 4.5 of the Disclosure Letter, the Assets, and the Corporation’s rights with respect to such Assets, are sufficient for the continued conduct of the Purchased Business after the Closing in substantially the same manner as conducted before the Closing and constitute all of the rights, property and assets necessary to conduct the Purchased Business as currently conducted in the Ordinary Course.

Section 4.6                                   NO MATERIAL DISPOSALS

Since December 31, 2017, neither the Vendor nor the Corporation has sold or otherwise disposed of any assets that are material to the Purchased Business.

Section 4.7                                   FINANCIALS

(1)                                 The Vendor Financials set out on Section 4.7 of the Disclosure Letter have been prepared and maintained in accordance with U.S. GAAP applied on a consistent basis and in accordance with all applicable Laws. The Vendor Financials present fairly, in all material respects, the balance sheets and statements of income of the Vendor as of the respective dates thereof and for the respective periods set forth therein.

(2)                                 The Vendor has designed such internal controls over financial reporting, or caused them to be designed under the supervision of the Chief Executive Officer and Chief Financial Officer of the Vendor to provide reasonable assurance (a) that material information relating to the Vendor is made known to its Chief Executive Officer and Chief Financial Officer by others within the Vendor, and (b) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. To the knowledge of the Vendor: (i) there have been no significant deficiencies in the design or operation of, or material weaknesses in, the internal controls over financial reporting of the Vendor that are reasonably likely to adversely affect the Vendor’s ability to record, process, summarize and report financial information, and (ii) there is and has been no fraud, whether or not material, involving management or any other employees who have a significant role in the internal control over financial reporting of the Vendor. To the knowledge of the Vendor, the Vendor has received no (x) written complaints from any source regarding accounting, internal accounting controls or auditing matters or (y) written reports from employees of the Vendor regarding questionable accounting or auditing matters.

(3)                                 The Corporation Financial Information has been prepared in good faith based on U.S. GAAP, applied on a consistent basis and has been compiled from the Books and Records and in good faith by the Corporation and does not contain any misrepresentations (within the meaning of the Securities Act (Ontario)).

(4)                                 Except as set forth in Section 4.7(4) of the Disclosure Letter, the Corporation has no material liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) other than (i) liabilities and obligations disclosed in the Corporation Financial Information, and (ii) liabilities and obligations not reflected in the Corporation Financial Information that were incurred in the Ordinary Course.

(5)                                 Except as set forth in Section 4.7(5) of the Disclosure Letter, the Corporation does not have any Indebtedness.

Section 4.8                                   CAPITALIZATION OF THE CORPORATION

(1)                                 The authorized capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares, of which one (1) common share is issued and outstanding and constitutes the Purchased Shares. All of the Purchased Shares have been duly authorized, are validly issued, fully paid and non-assessable, and the Vendor is the registered and beneficial owner of the Purchased Shares, free and clear of all Liens other than Permitted Liens.

(2)                                 There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the shares of the Corporation or obligating the Corporation or the Vendor to issue or sell any shares of, or any other interest in, the Corporation. The Corporation does not have any outstanding or authorized share appreciation, phantom share, profit participation or similar rights. There are no voting trusts or agreements, pooling agreements, unanimous shareholder agreements, other shareholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Purchased Shares.

(3)                                 All of the Purchased Shares were issued in compliance with all applicable Laws. The Purchased Shares were not issued in violation of any agreement, arrangement or commitment to which the Vendor or the Corporation is a party or is subject to or in violation of any pre-emptive or similar rights of any Person.

(4)                                 Upon consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, the Purchaser shall own all of the Purchased Shares, free and clear of all Liens, other than those Liens arising from acts of the Purchaser from and after Closing.

(5)                                 As of the Closing, the Corporation will not own, or have any interest in, any shares or have another ownership interest in any other Person.

Section 4.9                                   ABSENCE OF CERTAIN CHANGES

Except as set forth in Section 4.9 of the Disclosure Letter, since December 31, 2017, (i) no result, fact, change, effect, event, circumstance, occurrence or development has occurred or arisen which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) the Corporation has conducted the Purchased Business in all material respects in the Ordinary Course; and (iii) neither the Vendor nor the Corporation has taken any of the actions that would be prohibited by Section 6.1 during the Interim Period.

Section 4.10                            COMPLIANCE WITH LAWS

The Purchased Business has been and is currently being conducted in compliance, in all material respects, with all applicable Laws and Regulatory Guidelines. Since February 6, 2016, neither the Vendor nor the Corporation has received any written notice of any actual or alleged material non-compliance or violation of any Laws or Regulatory Guidelines in connection with the ownership of the Assets, the Exploitation of the Products or the operation of the Purchased Business.

Section 4.11                            LITIGATION

Section 4.11 of the Disclosure Letter sets forth a list of all actions and proceedings to which the Corporation is a party, or that relates to any of the Assets or the Purchased Business as of the date of this Agreement. Except as set forth in Section 4.11 of the Disclosure Letter, there is no action or proceeding against or involving the Corporation, or that relates to the Assets or the Purchased Business (whether in progress, pending or, to the knowledge of the Vendor, threatened) that, individually or in the aggregate, if adversely determined, would reasonably be expected to prevent or significantly impede or materially delay the completion of the transactions contemplated by the Agreement or the ability of the Purchaser to conduct the Purchased Business after the Closing in substantially the same manner as conducted before the Closing.

Section 4.12                            REAL PROPERTY

(1)                                 Section 4.12 of the Disclosure Letter contains a list of all agreements (including, without limitation, leases, subleases, rental, license, occupancy, and warehousing agreements) granting the Corporation the right to occupy and utilize leased real property in connection with the Purchased Business (the “Real Property Leases”) as tenant. Each of the Real Property Leases is a valid leasehold, sublease interest or comparable right, enforceable against the tenant thereunder in accordance with its terms. Except as set forth in Section 4.12 of the Disclosure Letter the Corporation is not the owner of, nor is subject to any agreement or option to own, any real property or any interest in any real property.

(2)                                 With respect to each Real Property Lease:

(a)                                 all obligations of the applicable tenant have been duly observed and performed in all material respects, including payment of all rents and additional rents due and payable thereunder, subject to customary year-end adjustments; and

(b)                                 the Corporation, nor to the knowledge of the Vendor, any other party to a Real Property Lease, is in material breach, or has received notice of an alleged material breach of, any covenant, condition or obligation contained therein.

Section 4.13                            CONTRACTS

(1)                                 Except as set forth in Section 4.13 of the Disclosure Letter, as of the date of this Agreement, the Corporation is not a party to or bound by any of the following types of Contract (other than an Employment Contract or an Employee Plan) (each of the following types of Contracts, a “Material Contract”):

(a)                                 any Contract which is both (A) reasonably expected to involve the payment or receipt in 2018 or any subsequent calendar year of an amount in excess of $250,000, and (B) not terminable by the Corporation without liability on three (3) months’ notice or less;

(b)                                 any credit agreement, loan agreement, indenture, note, mortgage, security agreement, loan commitment, guarantee or other Contract relating to the indebtedness of the Corporation or creating a Lien relating thereto in an amount in excess of $250,000;

(c)                                  any real property lease, rental or occupancy agreement under which the Corporation continues to have obligations or rights;

(d)                                 any Contract pursuant to which the Corporation (i) is granted or obtains or agrees to obtain any right or license to use any material Intellectual Property, (ii) is restricted in its right to use or register any material Intellectual Property owned by the Corporation, or (iii) grants, or agrees to grant, to any other Person any right or license to use, obtain, enforce or register any material Intellectual Property owned by the Corporation, including any license agreements, option agreements and covenants not to sue;

(e)                                  any Contract entered into since December 31, 2015: (i) relating to the merger, consolidation, reorganization, liquidation, dissolution or any similar extraordinary transaction with respect to the Corporation, or (ii) relating to a material acquisition or disposition of the assets or properties by the Corporation;

(f)                                   any Contract relating to any partnership, strategic alliance or joint venture or similar arrangement;

(g)                                  any Contract with a Governmental Entity;

(h)                                 any Contract with an officer, director, employee, shareholder or any other Person not dealing at arm’s length with the Corporation (within the meaning of the Tax Act) except for Employment Contracts or Employment Plans;

(i)                                     any Contract requiring the payment by the Corporation of a material royalty, override or similar commission; and

(j)                                    a Contract that is otherwise material to the Corporation or the Purchased Business.

(2)                                 True, correct and complete copies of each Material Contract in effect on the date hereof that has not been part of the Vendor Public Disclosure Record have been provided or otherwise made available to the Purchaser.

(3)                                 Neither the Corporation, nor to the knowledge of the Vendor, any of the other parties thereto, is in material breach or violation of, is in material default under, or failed to perform any act which could result in a material default under (in each case, with or without notice or lapse of time or both), any Material Contract, and the Corporation has not received or given any notice of actual or alleged default under, or actual or threatened termination of, any Material Contract. To the knowledge of the Vendor, there exists no state of facts which, after notice or lapse of time or both, would constitute a material default under or material breach or violation of any Material Contract or the inability of a party to any Material Contract to perform its obligations thereunder in all material respects. To the knowledge of the Vendor, no Person has challenged in writing the validity or enforceability of any Material Contract.

Section 4.14                            TAXES

(1)                                 Except as set forth in Section 4.14 of the Disclosure Letter, the Corporation (and to the extent applicable, the predecessor entity MFI) has duly and timely made or prepared all material Tax Returns required to be made or prepared by it, has duly and timely filed all material Tax Returns required to be filed by it with the appropriate Governmental Entity and has completely and correctly reported all income and all other amounts or information required to be reported thereon.

(2)                                 Except as set forth in Section 4.14 of the Disclosure Letter, the Corporation (and to the extent applicable, the predecessor entity MFI) has: (A) duly and timely paid all material Taxes due and payable by it other than those that are being contested in good faith pursuant to applicable Laws and in respect of which adequate reserves have been established in accordance with U.S. GAAP in the Vendor Financials and/or the Corporation Financial Information; (B) duly and timely withheld all material Taxes and other amounts required by applicable Laws to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by applicable Laws to be remitted by it; and (C) duly and timely collected all material amounts on account of employment, sales or transfer taxes, including goods and services, harmonized, sales, value added and federal, provincial, state or territorial sales taxes, required by applicable Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by applicable Laws to be remitted by it. Adequate reserves and provisions for Taxes accrued but not yet due on or before the Closing Date are reflected in accordance with U.S. GAAP in the Vendor Financials and/or the Corporation Financial Information.

(3)                                 To the knowledge of the Vendor, there are no Liens for Taxes on the property or assets of the Corporation, except for Permitted Liens. The Corporation is registered for purposes of the Tax imposed under HST Legislation its registration number is 85828 4979 RC0005.

(4)                                 The Vendor has made available to the Purchaser complete and correct copies of all Tax Returns of the Corporation that have been filed as of the date hereof (except Tax Returns for periods in respect of which the applicable statutory period of limitations has expired) and copies of all its correspondence with Governmental Entities related to Taxes of the Corporation.

(5)                                 To the knowledge of the Vendor or the Corporation, (i) no unresolved assessments, reassessments, audits, claims, actions, suits, proceedings or investigations exist or have been initiated with regard to any Taxes or Tax Returns of the Corporation and (ii) no assessment, reassessment, audit or investigation by any Governmental Entity is underway, threatened or imminent with respect to Taxes for which the Corporation may be liable, in whole or part.

(6)                                 The Corporation has not requested or entered into any agreement or other arrangement or executed any waiver providing for any extension of time within which (i) to file any Tax Return in respect of any Taxes for which the Corporation is or may be liable; (ii) to file any elections, designations or similar filings relating to Taxes for which the Corporation is or may be liable; (iii) the Corporation is required to pay or remit any Taxes or amounts on account of Taxes; or (iv) any Governmental Entity may assess or collect Taxes for which the Corporation is or may be liable.

(7)                                 For all transactions between the Corporation and any non-resident Person with whom the Corporation was not dealing at arm’s length during a taxation year commencing after 1998 and ending on or before the Closing Date, the Corporation has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

(8)                                 The Corporation has not entered into any advance pricing agreement with any Governmental Entity.

(9)                                 There are no circumstances which exist and would reasonably be expected to result in, or which have existed and resulted in, the application of any of sections 78, 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act, or any equivalent provision of the taxation legislation of any province or any other jurisdiction, to the Corporation at any time up to and including the Closing Date in respect of any transaction entered into.

(10)                          The Corporation will not be required to include in any Tax period ending after the Closing Date any taxable income attributable to income that accrued (or cash that was received), but was not recognized, in any taxable period ending on or before the Closing Date as a result of a reserve, deduction, prepaid amount, advance payment, election, tax credit, the cash method of accounting, the instalment method of accounting, a change in the method of accounting, an agreement with any Governmental Entity, any provision of local, provincial, territorial, federal or foreign Tax Law, or for any other reason.

(11)                          Neither the Vendor nor the Corporation is a non-resident of Canada for the purposes of the Tax Act.

Section 4.15                            EMPLOYEE AGREEMENTS; EMPLOYEE PLANS

(1)                                 Except as set forth in Section 4.15 of the Disclosure Letter or as provided by applicable Law, the Corporation is not a party to or bound or governed by (or currently negotiating in connection with entering into), or subject to, or has any liability with respect to:

(a)                                 any collective bargaining or union agreements or other Contract with a labour union, labour organization or employee association, or any actual or, to the knowledge of the Vendor, threatened application for certification, recognition or bargaining rights in respect of the Corporation or any action or proceeding seeking to compel the Corporation to bargain with any labour organization as to wages or conditions of employment;

(b)                                 any organized labour dispute, work stoppage or slowdown, strike or lock-out or other labor difficultly relating to or involving any Employees; or

(c)                                  any actual or, to the knowledge of the Vendor, threatened grievance, claim or other proceeding arising out of or in connection with any labour or employment matter or independent or dependent contractor relationship.

True, complete and correct copies of the agreements, arrangements, plans and understandings referred to in paragraph (1) of this Section 4.15 have been provided or otherwise made available to the Purchaser.

(2)                                 Section 4.15 of the Disclosure Letter contains (i) a complete and correct list of all Employees, including those individuals on disability leave, parental leave or other absence and Section 4.15 of the Disclosure Letter sets out their respective positions, age, dates of hire with the Corporation, or any predecessor entities of the Corporation, current salaries, benefits and other remuneration and accrued but unused vacation time and (ii) a list of all written employment agreements between the Corporation and such Employees.

(3)                                 Section 4.15 of the Disclosure Letter contains a complete and correct list of all Employee Plans. The Vendor has made available to the Purchaser complete and accurate copies of all the Employee Plans, together with all related documentation, including all insurance policies, trust documents, employee booklets, funding and investment management agreements, summary plan descriptions, financial statements or asset statements. Except as set forth in Section 4.15 of the Disclosure Letter, the Corporation does not have any liability with respect to any actual or, to the knowledge of the Vendor or the Corporation, threatened grievance, claim or other proceeding arising out of or in connection with any of the Employee Plans.

Section 4.16                            INTELLECTUAL PROPERTY

(1)                                 Section 4.16 of the Disclosure Letter sets forth a correct and complete list of (a) all of the Intellectual Property owned by the Corporation that is (i) material to the Purchased Business, and (ii) registered/issued or for which applications for registration or issuance are pending, indicating, for each item of Intellectual Property, the owner, registration, patent or application number (as applicable) and the applicable filing jurisdiction, and (b) all Intellectual Property licensed by the Corporation from third parties, other than normal and routine off-the-shelf software license agreements. The Intellectual Property set forth on Section 4.16 of the Disclosure Letter is the only Intellectual Property necessary for and material to the operation of the Purchased Business as presently conducted other than off-the-shelf software license agreements. Except as set forth in Section 4.16 of the Disclosure Letter, the Corporation is the owner of record with respect to all material Intellectual Property of the Corporation and each of the applications or registrations for Intellectual Property set forth in Section 4.16 of the Disclosure Letter, and, to the knowledge of the Vendor and the Corporation, all such Intellectual Property is subsisting, valid, and enforceable.

(2)                                 Except as set forth in Section 4.16 of the Disclosure Letter, the Corporation owns, directly and exclusively, all right, title and interest in and to, free and clear of all Liens (other than Permitted Liens), or has a valid and exclusive right to use, all Intellectual Property related to the Products and necessary for the conduct of the Purchased Business as presently conducted (including all Intellectual Property set forth in Section 4.16 of the Disclosure Letter).

(3)                                 To the knowledge of the Vendor, there is no valid basis for a claim of infringement, misappropriation or other violation of material Intellectual Property rights against the Corporation in respect of the conduct of the Purchased Business as presently conducted. To the knowledge of the Vendor, (i) there is no legal proceeding pending and served against the Corporation claiming any actual, alleged or suspected infringement, misappropriation or other violation of any Intellectual Property right of another person by the Corporation and (ii) since January 1, 2017 the Corporation has not received any written notice or other written communication of any claim relating to any actual, alleged or suspected infringement, misappropriation or other violation of any Intellectual Property right of another person by the Corporation.

(4)                                 Except as set forth in Section 4.16 of the Disclosure Letter, to the knowledge of the Vendor, no Person is infringing, misappropriating or otherwise violating any material Intellectual Property owned by the Corporation and no such claims have been asserted or threatened against any Person by the Vendor or the Corporation, or to the knowledge of the Vendor, any other Person, in the three (3) years preceding the date of this Agreement.

(5)                                 The Corporation has taken reasonable commercial measures to maintain the secrecy of its Intellectual Property that it considers to be trade secrets or confidential information.

(6)                                 Except as set forth in Section 4.16 of the Disclosure Letter, and to the knowledge of the Vendor, the Corporation is not a party to any agreement, contract or Order that in any way limits or restricts any Intellectual Property that the Corporation owns and/or currently uses to conduct the Purchased Business, other than normal and routine off-the-shelf software license agreements.

Section 4.17                            REGULATORY MATTERS

(1)                                 Since December 31, 2016, to the knowledge of the Vendor, the Purchased Business is being conducted in material compliance with all Laws governing the importation and distribution of the Products, including without limitation, to the extent applicable, the Canada FDA (including the Food and Drug Regulations and Medical Devices Regulations) and the Controlled Drugs and Substances Act and its associated regulations.

(2)                                 The Corporation holds all material Authorizations and has made all material filings related thereto necessary for the operation of the Purchased Business, the ownership and use of the Assets and the Exploitation of the Products, including without limitation notices of compliance, drug identification numbers, drug establishment licenses, medical device establishment licenses and medical device licenses (the “Business Authorizations”). Section 4.17 of the Disclosure Letter sets forth a true and complete list of all Business Authorizations. All Business Authorizations are valid and in full force and effect or are in the process of being obtained in the Ordinary Course. The Corporation is not in default or breach of any Business Authorization and no proceedings are pending or, to the knowledge of the Vendor, threatened to revoke or limit any Business Authorization. To the knowledge of the Vendor, all Business Authorizations are renewable by their terms or in the Ordinary Course. Neither the

Vendor nor any Affiliate of the Vendor (other than the Corporation) owns or has any proprietary, financial or other interests (direct or indirect) in any Business Authorization.

(3)                                 Since December 31, 2017, the Corporation has not either voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field notification, field correction, market withdrawal or replacement, warning, “dear doctor” letter, investigator notice, safety alert or other notice or action relating to an alleged lack of safety, lack of efficacy, adulteration, misbranding or lack of regulatory compliance of any Product.

(4)                                 The Vendor has made available to the Purchaser complete and accurate copies of, all: (a) serious adverse event reports, periodic adverse event reports and other pharmacovigilance reports and data, and (b) material communications with Governmental Entities, and material documents and other information submitted to or received by or on behalf of the Corporation with or from any Governmental Entity relating to the Products, including inspection reports, warning letters and similar documents which are in the possession of the Vendor or the Corporation, or to which the Vendor or the Corporation has contractual access rights.

(5)                                 Except as set forth in Section 4.17 of the Disclosure Letter, since February 5, 2016, the Corporation has not conducted (or caused to be conducted) any clinical trials.

Section 4.18                            BOOKS AND RECORDS

The Books and Records, including for greater certainty the corporate records and minute books of the Corporation, have been maintained in accordance with all applicable Laws in all material respects, and such Books and Records are complete and accurate in all material respects. True and correct copies of all material Books and Records have been made available to the Purchaser.

Section 4.19                            ENVIRONMENTAL MATTERS

(a) the Corporation is now and has been in material compliance with all applicable Environmental Laws; (b) there is no material Environmental Claim pending or, to the knowledge of the Vendor, threatened against the Corporation, to the knowledge of the Vendor, against any Person whose liability for such Environmental Claims the Corporation has retained or assumed either contractually or by operation of law, and, to the knowledge of the Vendor, there are no actions, activities, circumstances, facts, conditions, events or incidents that would reasonably be expected to give rise to any such Environmental Claims; (c) to the knowledge of the Vendor, no property currently or formerly owned, leased or operated by the Corporation or any former subsidiaries of the Corporation (including soils, groundwater, surface water, buildings or other structures), or any other location, is contaminated with any Hazardous Substance in a manner that would reasonably be expected to require remedial, investigation or clean-up activities by the Corporation or by any Person whose liability for such Environmental Claims the Corporation has or may have retained or assumed either contractually or by operation of law; (d) the Corporation is not subject to any Order or agreement with any Governmental Entity, or any indemnity or other agreement with any third party, concerning liabilities or obligations relating to any Environmental Law or otherwise relating to any Hazardous Substance; (e) the Corporation has all of the material environmental Authorizations necessary for the conduct and operation of the Purchased Business as now being conducted, and all such environmental Authorizations are in good standing; and (f) Section 4.19 sets forth a complete and accurate list of, and the Vendor has delivered or otherwise made available to the Purchaser copies of, all Phase I or II environmental site assessments (or similar reports), or material documents relating to any alleged or actual non-compliance with applicable Environmental Law by the Corporation in connection with any of the Real Property Leases.

Section 4.20                            INSURANCE

Section 4.20 of the Disclosure Letter contains an accurate and complete list as of the date of this Agreement of all insurance policies which are maintained with respect to the Purchased Business. The Corporation is not in default with respect to the payment of any premiums under such insurance policies and has not failed to give any notice or to present any material claim under such insurance policy in a due and timely fashion.

Section 4.21                            PRODUCT WARRANTIES

Section 4.21 of the Disclosure Letter sets forth a true, correct and complete list of all material warranties given by the Corporation to purchasers of the Products that are still in effect.

Section 4.22                            PRODUCT COMPLAINTS

Except as set forth in Section 4.22 of the Disclosure Letter, since February 5, 2016, the Corporation has not received any material complaints, and is not aware of any basis for any such complaints, from any customer relating to any of the Products which has not been completely remedied and/or satisfied by the Corporation.

Section 4.23                            SUPPLIERS, MANUFACTURERS, CUSTOMERS, DISTRIBUTORS AND WHOLESALERS

Section 4.23 of the Disclosure Letter sets forth a true, correct and complete list of the top 10 suppliers (or an otherwise material list of), manufacturers, customers, distributors and wholesalers of the Corporation and there has been no termination or cancellation of, and no material modification or change in, the Corporation’s business relationship with any major supplier, manufacturer, customer, wholesaler, distributer or group of major customers or suppliers since December 31, 2017.

Section 4.24                            INVENTORY

(1)                                 The Inventory levels have been maintained at such amounts as are required for the operation of the Purchased Business in the Ordinary Course. No Products are currently on backorder and the Corporation has not received notice of any planned or threatened backorder.

(2)                                 Except for Inventory in transit, all Inventory is situated at the locations set forth in Section 4.24 of the Disclosure Letter.

Section 4.25                            RELATED PARTY TRANSACTIONS

(1)                                 Except as set forth in Section 4.25 of the Disclosure Letter, since January 1, 2017, the Corporation has not made any payment or loan to, or borrowed any monies from or is otherwise indebted to, any officer, director, employee, trustee or shareholder or any Person with whom the Corporation is not dealing at arm’s length (within the meaning of the Tax Act) or any Affiliate or spouse of any of the foregoing (each, a “Related Person”).

(2)                                 Except as set forth in Section 4.25 of the Disclosure Letter, neither the Vendor nor any Affiliate of the Vendor (each, a “Related Party”) is a party to any Contract with the Corporation, no Related Party is indebted to the Corporation and the Corporation is not indebted to any Related Party.

(3)                                 Except as set forth in Section 4.25 of the Disclosure Letter, no Related Person: (i) to the knowledge of the Vendor, possesses, directly or indirectly, any financial interest in, or is a director, officer or employee of, any Person which is a competitor or supplier, dealer, lessor or lessee of the Corporation; or (ii) has any interest in any assets used or held for use by the Corporation.

Section 4.26                            INFORMATION TECHNOLOGY

Each of the Vendor and the Corporation, as applicable, has taken commercially reasonable steps and implemented commercially reasonable safeguards to ensure that the IT Systems are substantially free from Harmful Code. The IT Systems are reasonably sufficient for the immediate and anticipated future needs of the Purchased Business, including as to capacity and scalability.  The IT Systems are in good working condition to effectively perform all computing, information technology and data processing operations necessary for the operation of the Purchased Business. In the two-year period prior to the date of this Agreement, there has been no failure, breakdown or continued substandard performance of any IT System that has caused a material disruption or interruption in or to the operation of any material portion of the Purchased Business.  Each of the Vendor and the Corporation, as applicable, has taken commercially reasonable steps to provide for the remote-site back-up of data and information critical to the conduct of the Purchased Business in a commercially reasonable attempt to avoid material disruption to, or material interruption in, the conduct of the Purchased Business.  The Corporation has in place industry standard (and, in any event, not less than commercially reasonable) disaster recovery and business continuity plans, procedures and facilities.

Section 4.27                            BROKERS AND FINDERS

Neither the Vendor nor the Corporation has used any broker or finder in connection with the transactions contemplated hereby, except that the Vendor has engaged the Vendor Financial Advisors as its financial advisors, and no other broker, finder or investment banker is entitled to any fee or commission from the Vendor or the Corporation in connection with the transactions contemplated hereby.

Section 4.28                            NO OTHER REPRESENTATIONS AND WARRANTIES

Except for the representations and warranties made by the Vendor and the Corporation in this Exhibit “A” or in any Ancillary Agreement to be delivered by the Vendor pursuant to this Agreement, none of the Vendor, the Corporation or any other Person makes any express or implied representation or warranty with respect to the Vendor, the Corporation or their respective businesses, assets, operations, liabilities, condition (financial or otherwise) or prospects, and the Vendor and the Corporation hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by the Vendor or the Corporation in this Exhibit “A” or in any Ancillary Agreement to be delivered by the Vendor pursuant to this Agreement, none of the Vendor, the Corporation or any other Person makes or has made any representation or warranty to the Purchaser or any of their respective representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Corporation or its businesses or operations or (ii) any oral or written information furnished or made available to the Purchaser or any of their respective representatives in the course of their due diligence investigation of the Vendor or the Corporation, the negotiation of this Agreement or the consummation of the transactions contemplated by this Agreement, including the accuracy, completeness or currency thereof, and none of the Vendor, the Corporation or any other Person will have any liability to the Purchaser or any other Person in respect of such information, including any subsequent use of such information, except in the case of fraud. Notwithstanding anything contained in this Agreement to the contrary, the Vendor and the Corporation acknowledge and agree that none of the Purchaser or any other Person has made or is making any representations or warranties whatsoever, express or implied with respect to the Purchaser or the Purchaser’s businesses, assets, operations, liabilities, conditions (financial or otherwise) or prospects, beyond those expressly made by the Purchaser in Exhibit “B”, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Purchaser furnished or made available to the Vendor and the Corporation, or any of its representatives.

Exhibit “B”
Representations and Warranties of the Purchaser

Section 5.1                                   INCORPORATION AND QUALIFICATION

The Purchaser is a corporation duly incorporated and validly existing under the Laws of its jurisdiction of incorporation and it has the requisite corporate power to enter into and perform its obligations under this Agreement and the Ancillary Agreements to which it is or will be a party and to complete the transactions contemplated hereby and thereby.

Section 5.2                                   AUTHORITY

The execution and delivery of this Agreement and each of the Ancillary Agreements to which the Purchaser is or will be a party, the performance of its obligations hereunder and thereunder and the completion of the transactions contemplated hereby and thereby have been, or will be at or prior to Closing, duly authorized by all necessary corporate action on the part of the Purchaser.

Section 5.3                                   NO CONFLICT

Except for the Bidding Procedures Orders and the Approval Order the execution and delivery of and performance by the Purchaser of this Agreement and the Ancillary Agreements to which it is or will be a party:

(1)                                 Do not and will not constitute or result in a violation or breach of, or conflict with, or allow any Person to exercise any rights under, any of the terms or provisions of its constating documents or by-laws.

(2)                                 Do not and will not constitute or result in a breach or violation of, or conflict with or allow any Person to exercise any rights under, any material contract, license, lease or instrument to which it is a party.

(3)                                 Do not result in the violation of any Law applicable to the Purchaser.

Section 5.4                                   REQUIRED AUTHORIZATIONS

No filing with, notice to or Authorization of, any Governmental Entity is required on the part of any Purchaser as a condition to the lawful completion of the transactions contemplated by this Agreement or the Ancillary Agreements to which it is or will be a party.

Section 5.5                                   EXECUTION AND BINDING OBLIGATION

This Agreement and each of the Ancillary Agreements to which the Purchaser is or will be a party has been, or will be at or prior to Closing, duly executed and delivered by the Purchaser, and constitutes, or will constitute, a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, in each case to the extent applicable, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other similar Laws relating to limitations of actions or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and by general principles of equity.

Section 5.6                                   PURCHASER’S FINANCING

The Purchaser has delivered to the Vendor a true, accurate and complete copy of the Commitment Letter by Deerfield pursuant to which Deerfield has agreed to lend the amounts set forth therein on the terms and subject only to the conditions set forth therein, for the purpose of funding the transactions contemplated by this Agreement (the financing contemplated by the Commitment Letter, the “Debt Financing”).  As of the date of this Agreement, (a) the Commitment Letter is in full force and effect and constitutes legal, valid and binding obligations of the Purchaser and, to the knowledge of the Purchaser, Deerfield, (b) the Commitment Letter has not been amended or modified and no such amendment or modification is contemplated by the Purchaser, and (c) assuming the satisfaction of the conditions set forth therein, the Debt Financing will be sufficient to pay the Purchase Price and any other amounts to be paid or repaid by the Purchaser under this Agreement or as a result of the transactions contemplated by this Agreement.  There are no conditions precedent related to the funding of the full amount of the Debt Financing other than as expressly set forth in the Commitment Letter; and there are no side letters or other contracts, understandings or arrangements (oral or written) related to the Debt Financing between the Purchaser and Deerfield other than the Commitment Letter.  As of the date of this Agreement, to the Purchaser’s knowledge and excluding any conditions where the failure to be so satisfied is a result of the Vendor’s material breach of any of its obligations under this Agreement or a material breach by Deerfield, no event has occurred that (with or without notice or lapse of time or both) would reasonably be expected to constitute or result in a breach or default under the Commitment Letter or make the Purchaser unable to satisfy on a timely basis any term or condition of the Commitment Letter (whether or not such condition is contained in the Commitment Letter), and the Purchaser is not aware of any fact or occurrence that makes any of the representations or warranties of the Purchaser relating to Purchaser in the Commitment Letter inaccurate in any material respect.  Subject to the terms and conditions of the Commitment Letter and subject to the satisfaction of the conditions contained in Section 7.1 and Section 7.2, (x) the Purchaser does not have any reason to believe that it will be unable to satisfy on a timely basis any term or condition to be satisfied by it and contained in the Commitment Letter, and (y) the aggregate proceeds contemplated by the Commitment Letter will be sufficient for the Purchaser to consummate the transactions contemplated hereby upon the terms and conditions contemplated hereby and pay all related fees and expenses related thereto.

Section 5.7                                   LITIGATION

Except as disclosed in the Purchaser Disclosure Documents, there are no material actions, suits, appeals, claims, applications, investigations, Orders, proceedings, grievances, arbitrations or alternative dispute resolution processes in progress, pending, or to the Purchaser’s knowledge, threatened against the Purchaser, which prohibits, restricts or seeks to enjoin the transactions contemplated by this Agreement.

Section 5.8                                   BROKERS

No broker, agent or other intermediary is entitled to any fee, commission or other remuneration in connection with the transactions contemplated by this Agreement and the Ancillary Agreements based upon arrangements made by or on behalf of the Purchaser.

Section 5.9                                   TAX

The Purchaser is not a non-resident of Canada within the meaning of the Tax Act.

Section 5.10                            NO OTHER REPRESENTATIONS AND WARRANTIES

Except for the representations and warranties made by the Purchaser in this Exhibit “B” or in any Ancillary Agreement to be delivered by the Purchaser pursuant to this Agreement, none of the Purchaser or any other Person makes any express or implied representation or warranty with respect to the Purchaser, and the Purchaser hereby disclaims any such other representations or warranties.

Exhibit “C”
Approval Order

C - 1

Exhibit “D”
Bidding Procedures Order

Exhibit E
Target Net Working Capital

E - 1

Exhibit F
Aralez Canada CCAA Termination Order